FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2016

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1327, – 4th floor

São Paulo, SP 04543-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

COSAN LIMITED

Item
1.	Consolidated interim financial statements as at June 30, 2016 and independent auditors’ review report

Cosan Limited

Consolidated interim financial

statements as at June 30, 2016 and

independent auditors’ review report

Cosan Limited

Consolidated financial statements

For the three and six month periods ended June 30, 2016 and 2015

Report on review of interim financial information

To the Board of Directors and Shareholders

Cosan Limited

Bermuda

Introduction

We have reviewed the accompanying consolidated interim financial information of Cosan Limited (“The Company”), contained in the Quarterly Information Form—ITR for the quarter ended June 30, 2016, which comprises the statement of financial position as of June 30, 2016 and the respective statements of profit or loss and comprehensive income (loss) for the three and six-month periods then ended and changes in equity and cash flows for the six-month period then ended, including the footnotes.

Management is responsible for the preparation of the consolidated interim financial information in accordance with IAS 34—Interim Financial Reporting, issued by the International Accounting Standards Board—IASB, such as for the presentation of this information in accordance with the regulations of the Brazilian Securities Commission—CVM, applicable to the preparation of Quarterly Information—ITR. Our responsibility is to express a conclusion on this consolidated interim financial information based on our review.

Review scope

We conducted our review in accordance with the Brazilian and International standards on review engagements of interim financial information (NBC TR 2410—Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410—Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for the financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the audit standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the Quarterly Information Form—ITR referred to above has not been prepared, in all material respects, in accordance with IAS 34 applicable to the preparation of Quarterly Information—ITR, and presented in accordance with the regulations of the Brazilian Securities Commission—CVM.

São Paulo, August 10, 2016

KPMG Auditores Independentes

CRC 2SP014428/O-6

Rogério Hernandez Garcia

Contador CRC 1SP213431/O-5

Cosan Limited

Consolidated statements of financial position

(In thousands of Brazilian Reais – R$)

	Note	June 30, 2016	December 31, 2015 (Restated)
Assets
Cash and cash equivalents	6	2,544,034	3,505,824
Restricted cash		—	57,290
Marketable securities	7	1,850,353	605,490
Trade receivables	8	1,044,614	904,245
Derivative financial instruments	27	3,303	138,105
Inventories		644,422	656,901
Receivables from related parties	10	96,416	75,229
Income tax receivable		225,374	135,050
Other current tax receivable	9	184,231	311,892
Dividends receivable		14,205	12,064
Assets held for sale	13	158,005	149,938
Other financial assets		141,064	144,208
Other current assets		152,572	138,995

Total current assets		7,058,593	6,835,231

Trade receivables	8	68,108	60,733
Restricted cash		189,159	200,893
Deferred tax assets	21	1,655,441	1,698,611
Receivables from related parties	10	197,219	221,345
Income tax receivable		200,667	274,597
Other non-current tax receivable	9	724,196	633,549
Judicial deposits	22	707,101	680,224
Derivative financial instruments	27	999,616	2,292,191
Other non-current assets		1,148,795	1,185,787
Investments in associates	11	180,351	184,376
Investments in joint ventures	12	8,347,722	8,237,190
Investment property	13	2,593,649	2,595,035
Property, plant and equipment	14	10,444,705	9,805,887
Intangible assets and goodwill	15	17,242,856	17,309,689

Total non-current assets		44,699,585	45,380,107

Total assets		51,758,178	52,215,338

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Consolidated statements of financial position

(In thousands of Brazilian Reais – R$)

	Note	June 30, 2016	December 31, 2015 (Restated)
Liabilities
Loans, borrowings and debentures	16	2,304,564	2,775,510
Leases	17	540,166	539,615
Real estate credits certificates		96,255	88,089
Derivative financial instruments	27	319,193	812
Trade payables	19	1,843,392	1,963,981
Employee benefits payable		217,238	256,279
Income tax payable		81,482	59,620
Other taxes payable	20	187,384	153,540
Concessions payables	18	27,569	20,205
Dividends payable		38,061	39,934
Payables to related parties	10	208,773	204,080
Deferred revenue		14,167	110,517
Other financial liabilities		195,810	236,698
Other current liabilities		361,858	473,753

Total current liabilities		6,435,912	6,922,633

Loans, borrowings and debentures	16	14,869,148	16,053,693
Leases	17	1,110,700	1,202,086
Real estate credits certificate		145,910	196,917
Derivative financial instruments	27	521,200	741,686
Trade payables	19	792	1,031
Other taxes payable	20	47,076	51,327
Provision for legal proceedings	22	1,253,564	1,193,931
Concessions payables	18	2,386,989	2,204,039
Post-employment benefits	28	354,595	344,447
Deferred tax liabilities	21	4,012,491	4,179,564
Preferred shareholders payable in subsidiaries		1,973,074	2,042,878
Deferred revenue		67,498	95,730
Other non-current liabilities		833,327	723,034

Total non-current liabilities		27,576,364	29,030,363

Total liabilities		34,012,276	35,952,996

Shareholders’ equity	23
Share capital		5,328	5,328
Additional paid-in capital		4,052,490	4,006,562
Accumulated other comprehensive loss		(442,704)	(478,207)
Retained earnings		2,496,768	2,425,567

Equity attributable to owners of the parent		6,111,882	5,959,250
Non-controlling interests		11,634,020	10,303,092

Total shareholders’ equity		17,745,902	16,262,342

Total liabilities and shareholders’ equity		51,758,178	52,215,338

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Consolidated statements of profit or loss and other comprehensive income

For the three and six month periods ended June 30, 2016 and 2015

(In thousands of Brazilian Reais – R$, except earnings per share)

	Note	April 1, 2016 to June 30, 2016	January 1, 2016 to June 30, 2016	April 1, 2015 to June 30, 2015 (Restated)	January 1, 2015 to June 30, 2015 (Restated)
Net sales		3,364,402	6,506,384	3,333,241	5,474,365
Cost of sales		(1,995,688)	(4,061,792)	(2,167,637)	(3,758,978)

Gross profit		1,368,714	2,444,592	1,165,604	1,715,387

Selling expenses		(257,806)	(494,635)	(221,034)	(440,361)
General and administrative expenses		(277,213)	(512,753)	(233,506)	(413,318)
Other (expense) income, net	26	(20,085)	(57,651)	37,919	(61,404)

Operating expense		(555,104)	(1,065,039)	(416,621)	(915,083)

Income before equity in earnings of investees and financial results		813,610	1,379,553	748,983	800,304

Equity in earnings of investees
Equity in earnings of associates	11	(3,600)	(5,158)	1,656	(2,978)
Equity in earnings of joint ventures	12	252,594	693,938	57,226	227,098

		248,994	688,780	58,882	224,120
Financial results	25
Finance expense		(843,207)	(1,719,946)	(649,236)	(940,848)
Finance income		329,722	580,495	121,976	191,747
Foreign exchange losses, net		534,151	1,059,505	98,058	(493,756)
Derivatives		(769,330)	(1,473,471)	(179,704)	375,528

		(748,664)	(1,553,417)	(608,906)	(867,329)
Profit before taxes		313,940	514,916	198,959	157,095

Income tax (expense) benefit	21
Current		(118,674)	(220,169)	(115,853)	(120,691)
Deferred		48,379	129,654	32,853	117,382

		(70,295)	(90,515)	(83,000)	(3,309)
Profit from continuing operations		243,645	424,401	115,959	153,786
Loss from discontinued operations, net of tax		—	—	(3,582)	(3,582)

Profit for the period		243,645	424,401	112,377	150,204

Cosan Limited

Consolidated statements of profit or loss and other comprehensive income

For the three and six month periods ended June 30, 2016 and 2015

(In thousands of Brazilian Reais – R$, except earnings per share)

	Note	April 1, 2016 to June 30, 2016	January 1, 2016 to June 30, 2016	April 1, 2015 to June 30, 2015 (Restated)	January 1, 2015 to June 30, 2015 (Restated)
Other comprehensive income (loss)	23
Items that may be reclassified to profit or loss:
Foreign currency translation effect		112,145	145,955	13,649	(67,037)
(Loss) gain on cash flow hedge in joint ventures and subsidiary		(113,645)	(140,737)	35,793	56,528
Financial instruments—common transactions		6,000	6,000	—	—
Changes in fair value of available for sale securities		1,268	(1,311)	3,512	4,998
Taxes on items that may be reclassified to profit or loss		1,006	1,883	(1,568)	(2,073)

Total other comprehensive income (loss), net of tax		6,774	11,790	51,386	(7,584)

Total comprehensive income		250,419	436,191	163,763	142,620

Net income attributable to:
Owners of the Parent		26,362	157,671	(14,130)	2,973
Non-controlling interests		217,283	266,730	126,507	147,231

Total comprehensive income (loss) attributable to:
Owners of the Parent		58,543	193,174	20,627	(22,269)
Non-controlling interests		191,876	243,017	143,136	164,889

Basic earnings (loss) per share from continuing operations	24	R$0.10	R$0.60	(R$0.05)	R$0.01
Diluted earnings (loss) per share from continuing operations	24	R$0.04	R$0.53	(R$0.11)	(R$0.05)

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Consolidated statements of changes in equity

For the six month periods ended June 30, 2016 and 2015

(In thousands of Brazilian Reais – R$)

		Capital reserve	Accumulated other comprehensive loss		Equity attributable to owners of the parent
	Share capital	Additional paid-in capital		Retained earnings		Non- controlling interests	Total equity
At January 1, 2016	5,328	4,006,562	(478,207)	2,483,283	6,016,966	10,339,706	16,356,672

Effect of changes to IAS 41—in joint ventures (Note 2.2)	—	—	—	(57,716)	(57,716)	(36,614)	(94,330)
At January 1, 2016 (restated)	5,328	4,006,562	(478,207)	2,425,567	5,959,250	10,303,092	16,262,342

Net profit for the period	—	—	—	157,671	157,671	266,730	424,401
Other comprehensive income:
Foreign currency translation effects	—	—	119,024	—	119,024	26,931	145,955
Loss on cash flow hedge in joint ventures and subsidiary	—	—	(87,055)	—	(87,055)	(52,245)	(139,300)
Financial instruments—common transactions	—	—	3,751	—	3,751	2,249	6,000
Changes in fair value of available for sale securities	—	—	(217)	—	(217)	(648)	(865)

Total comprehensive income for the period	—	—	35,503	157,671	193,174	243,017	436,191

Contributions by and distributions to owners of the Parent:
Dividends—non-controlling interests	—	(7,091)	—	—	(7,091)	7,091	—
Share options exercised	—	578	—	—	578	347	925
Share-based compensation—Subsidiaries	—	3,148	—	—	3,148	2,748	5,896
Dividends	—	—	—	(86,470)	(86,470)	(687,799)	(774,269)

Total contributions by and distributions to owners of the Parent	—	(3,365)	—	(86,470)	(89,835)	(677,613)	(767,448)

Transactions with owners of the Company Acquisition of non-controlling interest	—	49,293	—	—	49,293	1,765,524	1,814,817

At June 30, 2016	5,328	4,052,490	(442,704)	2,496,768	6,111,882	11,634,020	17,745,902

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Consolidated statements of changes in equity

For the six month periods ended June 30, 2016 and 2015

(In thousands of Brazilian Reais – R$)

	Share capital	Capital reserve	Accumulated other comprehensive income	Retained earnings	Equity attributable to owners of the parent	Non- controlling interests	Total equity
		Additional paid-in capital
At January 1, 2015	5,328	3,887,109	(165,618)	2,125,196	5,852,015	7,649,221	13,501,236
Effect of changes to IAS 41—in joint ventures	—	—	—	(7,457)	(7,457)	(4,472)	(11,929)
At January 1, 2015 (restated)	5,328	3,887,109	(165,618)	2,117,739	5,844,558	7,644,749	13,489,307
Net profit for the period	—	—	—	2,973	2,973	147,231	150,204
Other comprehensive income:
Foreign currency translation effects	—	—	(60,767)	—	(60,767)	(6,270)	(67,037)
Gain on cash flow hedge in joint ventures and subsidiary	—	—	35,102	—	35,102	21,052	56,154
Changes in fair value of available for sale securities	—	—	423	—	423	2,876	3,299

Total comprehensive income for the period	—	—	(25,242)	2,973	(22,269)	164,889	142,620

Contributions by and distributions to owners of the Parent:
Dividends—non-controlling interests	—	(1,965)	—	—	(1,965)	(1,179)	(3,144)
Share based compensation—Subsidiaries	—	3,664	—	—	3,664	2,195	5,859
Dividends	—	—	—	(94,246)	(94,246)	(237,586)	(331,832)

Total contributions by and distributions to owners of the Parent	—	1,699	—	(94,246)	(92,547)	(236,570)	(329,117)

Transactions with owners of the parent
Acquisition of non-controlling interest	—	409	—	—	409	(12,594)	(12,185)
Business combination ALL	—	118,937	—	—	118,937	2,831,469	2,950,406
Share buy-back cost—Rumo	—	(3,901)	—	—	(3,901)	(21,201)	(25,102)

	—	115,445	—	—	115,445	2,797,674	2,913,119
At June 30, 2015 (Restated)	5,328	4,004,253	(190,860)	2,026,466	5,845,187	10,370,742	16,215,929

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Consolidated statements of cash flows

For the six month periods ended June 30, 2016 and 2015

(In thousands of Brazilian Reais – R$)

	Note	June 30, 2016	June 30, 2015 (Restated)
Cash flows from operating activities
Profit before taxes		514,916	157,095
Adjustments for:
Depreciation and amortization		816,884	482,062
Equity in earnings of associates	11	5,158	2,978
Equity in earnings of joint ventures	12	(693,938)	(227,098)
Loss on disposal of assets		8,517	3,096
Stock option expense	10	5,896	5,859
Change in fair value of investment property	13 / 26	(8,532)	(23,162)
Provisions for legal proceedings		60,081	23,537
Indexation charges, interest and exchange gains/losses, net		1,674,733	988,093
Other		(62,779)	69,877

		2,320,936	1,482,337
Changes in:
Trade receivables		(70,195)	(61,150)
Inventories		3,785	4,005
Recoverable taxes		117,200	45,880
Related parties		(44,118)	(60,268)
Trade payables		(94,691)	335,339
Other financial liabilities		(102,005)	—
Employee benefits		(85,038)	(51,425)
Adivances to suppliers		(3,227)	(25,474)
Provisions for legal proceedings		(39,593)	(7,360)
Judicial deposits		(10,737)	(16,802)
Post-employment benefits		(12,685)	(11,201)
Income and other taxes		(117,433)	(113,194)
Concessions payables		(53,963)	—
Other assets and liabilities, net		(182,042)	(119,281)

		(694,742)	(80,931)
Net cash generated by operating activities		1,626,194	1,401,406

Cash flows from investing activities
Capital contribution in associates		(2,715)	(48,721)
Marketable securities		(1,202,950)	183,192
Restricted cash		71,002	74,742
Dividends received from associates		6,076	1,151
Dividends received from joint ventures		443,303	206,425
Net cash acquired in business combination		—	169,703
Put option exercised paid		(186,052)	—
Acquisition of property, plant and equipment, intangible assets and investments		(1,049,003)	(797,960)
Related parties		11,338	—
Proceeds from sale of property, plant and equipment, intangible assets and investments, net		—	1,316

Net cash used in investing activities		(1,909,001)	(210,152)

Cosan Limited

Consolidated statements of cash flows

For the six month periods ended June 30, 2016 and 2015

(In thousands of Brazilian Reais – R$)

	Note	June 30, 2016	June 30, 2015 (Restated)
Cash flows from financing activities
Loans, borrowings and debentures raised		5,305,061	2,382,655
Payment of loans, borrowings and debentures
Principal		(5,572,362)	(1,865,705)
Interest paid		(863,386)	(488,549)
Payment of leases
Principal		(230,889)	(83,372)
Interest paid		(176,850)	(63,005)
Real estate credits certificate		(64,218)	(33,061)
Non-controlling interest capital increase		1,978,953	—
Non-controlling interest subscription		28,764	—
Derivative financial instruments		(21,336)	203,950
Treasury shares		925	(12,185)
Related parties		—	(3,806)
Dividends paid		(968,001)	(356,430)

Net cash used in financing activities		(583,339)	(319,508)

(Decrease) increase in cash and cash equivalents		(866,146)	871,746

Cash and cash equivalents at beginning of the period		3,505,824	1,649,340
Effects of exchange rate changes on cash held		(95,644)	10,861

Cash and cash equivalents at end of the period		2,544,034	2,531,947

Supplemental cash flow information:
Income taxes paid		53,806	52,725
Business combination—non-cash effect		—	2,537,831

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Notes to the consolidated financial statements

For the three and six month periods ended June 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

1	Operations

Cosan Limited (“Cosan”) was incorporated in Bermuda on April 30, 2007. Cosan’s class A common shares are traded on the New York Stock Exchange (NYSE) (ticker—CZZ). The BDRs (Brazilian Depositary Receipts) representing Cosan’s class A common shares are listed on the Brazilian Stock Exchange (BM&FBovespa) (ticker—CZLT33). Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan. Cosan controls its subsidiaries Cosan S.A. Indústria e Comércio (“Cosan S.A.”) and Cosan Logística S.A. (“Cosan Logística”) through a 62.51% and 72.47% interest, respectively. Cosan, Cosan S.A., Cosan Logística and its subsidiaries are collectively referred to as the “Company”.

The Company’s primary activities are in the following business segments: (i) Piped natural gas distribution to part of the State of São Paulo through its subsidiary Companhia de Gás de São Paulo – COMGÁS (“COMGÁS”); (ii) Logistics services including transportation, port loading and storage of sugar, leasing or lending of locomotives, wagons and other railway equipment, through its indirect subsidiaries Rumo Logística Operadora Multimodal S.A. (“Rumo”) and América Latina Logística S.A. (“ALL”), logistic segment (“Logistic”); (iii) Purchase, sale and leasing of agricultural land through its subsidiaries, Radar Propriedades Agrícolas S.A. and Radar II Propriedades Agrícolas S.A. (“Radar”); (iv) Production and distribution of lubricants, through its indirect subsidiaries Cosan Lubrificantes e Especialidades S.A. (“CLE”) and Comma Oil & Chemicals Ltd. (“Comma”), under the Mobil licensed trademark in Brazil, Bolivia, Uruguay and Paraguay, in addition to the European and Asian market using the Comma brand and corporate activities (“Lubricants”); and (v) other investments, in addition to the corporate structures of the Company (“Cosan’s other business”).

The Company also holds interests in two joint ventures (“JVs”): (i) Raízen Combustíveis S.A. (“Raízen Combustíveis”), a fuel distribution business, and (ii) Raízen Energia S.A. (“Raízen Energia”), which operates in the production and marketing of sugar, ethanol and energy cogeneration, produced from sugar cane bagasse.

On June 30, 2016, Cosan Logística had a negative consolidated working capital of R$262,442 and loss for the period of R$218,013. Nevertheless, it presented a net cash generation from operations of R$743,614 and made investments in the modernization of its fleet and improving the railway network in the amount of R$824,094, in line with its business plan.

On April 22, 2016, GIF, controlled by Gávea Investimentos and shareholder of subsidiary Rumo, exercised its right to exchange 12,831,102 shares of Rumo for shares of subsidiary Cosan S.A in accordance with the shareholders’ agreement signed in 2010, subsequently inserted, between Cosan Logistics, TPG VI Investment Fund Participations, GIF, Cosan SA and the Company. Cosan S.A. and GIF agreed to settle financially the share exchange obligation through payment of R$ 186,052. The shares received were valued at fair value in the amount of R$ 51,660 presented under “other financial assets”. Once buying shares of Rumo, Cosan S.A. composed the RUMO’s non-controlling framework. Considering that the Company is the parent of both companies, the balance of R$51,660 was reclassified from Other financial assets to non-controlling interests.

On April 07, 2016 Rumo completed a capital increase, pursuant to CVM Rule 476 and Regulation “S” for foreign investors, of R$2,600,000 through the issuance of 1,040,000,000 Rumo’s common shares. These funds have been used for cash strengthening and financing of Rumo’s business plan.

Due to this transaction, Company increased its share in subsidiary Cosan Logistica with dilution of non-controlling.

Cosan Limited

Notes to the consolidated financial statements

For the three and six month periods ended June 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

2	Basis of preparation

2.1	Statement of compliance

The consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), and in accordance with the regulations issued by the Brazilian Securities Commission—CVM applicable to the preparation of the Quarterly Information—ITR. They do not include all the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2015.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2015, except for the adoption of new standards and interpretations effective as of January 1, 2016. The Company has not early adopted any other standard, interpretation or amendment that has been issued.

These consolidated financial statements were authorized for issue by the Board of Directors on August 10, 2016.

2.2	New standards, interpretations and amendments adopted by the Company—Restated

The accounting effects of the ALL acquisition are presented in the note 4 and the financial position and consolidated results of operations for the current period are not necessarily comparable with the information presented in previous period.

Although these new standards and amendments apply for the first time in 2016, they do not have a material impact on the annual consolidated financial statements or the interim consolidated financial statements of the Company. The nature and the impact of each new standard or amendment is described below:

Amendments to IAS 16 and IAS 41 Agriculture: Bearer Plants

The amendments change the accounting requirements for biological assets that meet the definition of bearer plants. Under the amendments, biological assets that meet the definition of bearer plants will no longer be within the scope of IAS 41 Agriculture. Instead, IAS 16 will apply. After initial recognition, bearer plants will be measured under IAS 16 at accumulated cost (before maturity) and using either the cost model. The amendments also require that produce that grows on bearer plants will remain in the scope of IAS 41 measured at fair value less costs to sell. For government grants related to bearer plants, IAS 20 Accounting for Government Grants and Disclosure of Government Assistance will apply. These amendments substantially impact the jointly controlled company Raízen Energia and do not have any effect to the Company since it does not have any bearer plants. The impact related to the initial adoption of the accounting standard for the year ended December 31, 2015, as follow:

Cosan Limited

Notes to the consolidated financial statements

For the three and six month periods ended June 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Consolidated statements of financial position

	December 31, 2015
	As issued	IAS 41 effect	Restated
Assets
Current assets	6,835,231	—	6,835,231
Investments in joint ventures	8,329,520	(92,330)	8,237,190
Other non-current assets	37,142,917	—	37,142,917

	—	—	—
Total assets	52,307,668	(92,330)	52,215,338

Liabilities
Current liabilities	6,922,633	—	6,922,633
Non-current liabilities	29,030,363	—	29,030,363

Total liabilities	35,952,996	—	35,952,996

Shareholders’ equity
Share capital	5,328	—	5,328
Additional paid-in capital	4,006,562	—	4,006,562
Accumulated other comprehensive loss	(478,207)	—	(478,207)
Retained earnings	2,483,283	(57,716)	2,425,567

Equity attributable to owners of the parent	6,016,966	(57,716)	5,959,250
Non-controlling interests	10,337,706	(34,614)	10,303,092

Total shareholders’ equity	16,354,672	(92,330)	16,262,342

Total liabilities and shareholders’ equity	52,307,668	(92,330)	52,215,338

Cosan Limited

Notes to the consolidated financial statements

For the three and six month periods ended June 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Consolidated statements of profit or loss

	April 1, 2015 to June 30, 2015 (as issued)	IAS 41 effect	April 1, 2015 to June 30, 2015 (restated)	January 1, 2015 to June 30, 2015 (as issued)	IAS 41 effect	January 1, 2015 to June 30, 2015 (restated)
Gross profit	1,165,604	—	1,165,604	1,715,387	—	1,715,387
Operating expense	(416,621)	—	(416,621)	(915,083)	—	(915,083)

Income before equity in earnings of investees and financial results	748,983	—	748,983	800,304	—	800,304

Equity in earnings of associates	1,656		1,656	(2,978)		(2,978)
Equity in earnings of joint ventures	90,274	(33,048)	57,226	248,045	(20,947)	227,098

	91,930	(33,048)	58,882	245,067	(20,947)	224,120
Financial results	(608,906)	—	(608,906)	(867,329)	—	(867,329)

Profit before taxes	232,007	(33,048)	198,959	178,042	(20,947)	157,095

Income tax (expense) benefit	(83,000)	—	(83,000)	(3,309)	—	(3,309)

Profit from continuing operations	149,007	(33,048)	115,959	174,733	(20,947)	153,786
Loss from discontinued operations, net of tax	(3,582)	—	(3,582)	(3,582)	—	(3,582)
Profit for the period	145,425	(33,048)	112,377	171,151	(20,947)	150,204

Net income attributable to:
Owners of the Parent	6,528	(20,658)	(14,130)	16,067	(13,094)	2,973
Non-controlling interests	138,897	(12,390)	126,507	155,084	(7,853)	147,231

Cosan Limited

Notes to the consolidated financial statements

For the three and six month periods ended June 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

3	Significant accounting policies

The accounting policies set out below have been applied consistently by the Company to all periods presented.

3.1	Basis of consolidation

The consolidated interim financial statements include the accounts of Cosan and its subsidiaries. Cosan’s subsidiaries are listed below:

	June 30, 2016	December 31, 2015
Directly owned subsidiaries
Cosan Logística S.A.	72.47%	63.27%
Cosan S.A. Indústria e Comércio	62.50%	62.51%
Interest of Cosan S.A. in its subsidiaries
Águas da Ponte Alta S.A.	65.00%	65.00%
Bioinvestments Negócios e Participações S.A.	65.00%	65.00%
Comma Oil Chemicals Limited	100.00%	100.00%
Companhia de Gás de São Paulo—COMGÁS(i)	61.73%	61.33%
Cosan Biomassa S.A.	100.00%	100.00%
Cosan Cayman II Limited	100.00%	100.00%
Cosan Global Limited	100.00%	100.00%
Cosan Investimentos e Participações S.A.	100.00%	100.00%
Cosan Lubes Investments Limited	100.00%	100.00%
Cosan Lubrificantes e Especialidades S.A.	100.00%	100.00%
Cosan Luxembourg S.A.	100.00%	100.00%
Cosan Overseas Limited	100.00%	100.00%
Cosan Paraguay S.A.	100.00%	100.00%
Cosan US, Inc.	100.00%	100.00%
Ilha Terminal Distribuição de Produto Químicos Ltda.	100.00%	100.00%
Nova Agrícola Ponte Alta S.A.(ii)	29.50%	29.50%
Nova Amaralina S.A. Propriedades Agrícolas.(ii)	29.50%	29.50%
Nova Santa Barbara Agrícola S.A.(ii)	29.50%	29.50%
Pasadena Empreendimentos e Participações S.A.	100.00%	100.00%
Proud Participações S.A.	65.00%	65.00%
Radar II Propriedades Agrícolas S.A.	65.00%	65.00%
Radar Propriedades Agrícolas S.A.(ii)	29.50%	29.50%
Terras da Ponte Alta S.A.(ii)	29.50%	29.50%
Vale da Ponte Alta S.A.	65.00%	65.00%
Zip Lube S.A.	100.00%	100.00%

Cosan Limited

Notes to the consolidated financial statements

For the three and six month periods ended June 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	June 30, 2016	December 31, 2015
Interest of Cosan
Logística S.A. in its subsidiaries
ALL – América Latina Logística Argentina S.A.	25.71%	23.89%
ALL – América Latina Logística Armazéns Gerais Ltda.	28.27%	26.26%
ALL – América Latina Logística Central S.A.	20.79%	19.31%
ALL – América Latina Logística Equipamentos Ltda.(iii)	—	26.26%
ALL – América Latina Logística Intermodal S.A.	28.27%	26.26%
ALL – América Latina Logística Malha Norte S.A.	28.06%	26.06%
ALL – América Latina Logística Malha Oeste S.A.	28.27%	26.26%
ALL – América Latina Logística Malha Paulista S.A.	28.27%	26.26%
ALL – América Latina Logística Malha Sul S.A.	28.27%	26.26%
ALL – América Latina Logística Mesopotâmica S.A.	19.95%	18.53%
ALL – América Latina Logística Participações S.A.(iii)	—	26.26%
ALL – América Latina Logística Rail Management Ltda.	14.14%	13.13%
ALL – América Latina Logística S.A.	28.27%	26.26%
ALL – América Latina Logística Serviços Ltda.	28.27%	26.26%
Boswells S.A.	28.27%	26.26%
Brado Holding S.A.	28.27%	26.26%
Brado Logística e Participações S.A.	17.59%	16.34%
Brado Logística S.A.	17.59%	16.34%
Logispot Armazéns Gerais S.A.	14.42%	13.39%
Paranaguá S.A.	28.22%	26.22%
PGT—Grains Terminal S.A.	28.27%	26.26%
Portofer Transporte Ferroviário Ltda.	28.27%	26.26%
Rumo Logística Operadora Multimodal S.A.	28.27%	26.26%

(i)	From June 30, 2016, the subsidiary “Cosan S.A” encrease its share to 61.73% in Comgás due to the capital increase arising from partial use of tax benefit of goodwill as the Annual General Meeting / Extraordinary April 26, 2016 the subsidiary Comgás.
(ii)	The Company has an indirect control over the Radar and its subsidiaries, even without controlling interest, as the Shareholders’ Agreement the subsidiary “Cosan S.A” has the power to direct all relevant activities of Radar and exercise most power in all relevant decisions on financial matters and operational radar.
(iii)	Incorporated in March 1, 2016 by ALL Intermodal S.A.

3.2	New standards and interpretations not yet adopted

•	IFRS 9, published in July 2014, replaces the existing guidance in IAS 39 Financial Instruments: Recognition and Measurement.

IFRS 9 includes revised guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. The Company has yet to assess IFRS 9’s full impact.

IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted.

Cosan Limited

Notes to the consolidated financial statements

For the three and six month periods ended June 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

•	IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11—Construction Contracts and IFRIC 13—Customer Loyalty Programmes. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted.

The Company is currently assessing the potential impacts of adopting IFRS 15.

•	IFRS 16—Leases was issued on January 13, 2016. IFRS 16 eliminates the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting. For lessees, the lease becomes an on-balance sheet liability that attracts interest, together with a new asset on the other side of the balance sheet. In other words, lessees will appear to become more asset-rich but also more heavily indebted. The new standard takes effect in January 2019. Management is assessing the impact of its adoption.

There are no other IFRS or IFRIC interpretations that are not yet effective and that are expected to have a significant impact on the Company.

4	Business combinations

On 1 April 2015, after the necessary approvals from the competent bodies, the subsidiary “RUMO” incorporated 100% of the common shares of ALL and, through a shareholders’ agreement, now holds its full control and consolidate its results.

The merger took place by exchange of shares, with the issue by Rumo, of 1,963,670,770 registered common shares with no par value, representing 65.67% of its equity in exchange for 100% of the share capital of ALL , represented by 681,995,165 common shares.

As a result of the acquisition, the Company consolidates its participation strategy in the logistics segment and infrastructure in Brazil, incorporating approximately 12,000 km of rail present in ALL Awards.

a)	Consideration transferred

The fair value of the ordinary shares issued was based on the listed share price of the ALL (ticker – ALL3.SA) as at March 31, 2015 of R$ 3.97 per share. Additionally, the value was adjusted by the settlement of pre-existing relationship, as follows:

In thousands of R$
Equity instruments (681,995,165 common shares)	2,707,534
Settlement of pre-existing relationship	29,838

Total consideration transferred	2,737,372

Cosan Limited

Notes to the consolidated financial statements

For the three and six month periods ended June 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(i)	Settlement of pre-existing relationship

In March 2009, Rumo and ALL entered into an operating agreement (pre-existing relationship) for the supply of sugar transport logistics and other grains from the western of the state of São Paulo to the Port of Santos, in which Rumo has port concessions for lifting services.

According to the terms of the existing agreement, Rumo invested in the construction and improvement of permanent roads under concession of ALL and acquisition of rolling stock for use in the transport of products in the rail network, in order to increase rail freight transport capacity in ALL. In exchange for the Company’s investments, the agreement stipulated that ALL should provide a certain capacity of rail transport services, as well as compensate Rumo through the payment of a fee, fixed contractually, per ton of product transported by ALL on the rail network and / or by the use of undercarriage given by Rumo to ALL.

This pre-existing relationship was settled when Rumo acquired ALL. As a result of this settlement, Rumo recorded a gain of R$ 29,838 in the profit or loss as “other operating income”.

The fair value of the settlement of pre-existing relationship has been the difference between the value of the investment made by Rumo and the discounted cash flow of the remuneration of such investment, considering the volume and contractually agreed rate.

b)	Identifiable assets acquired and liabilities assumed

The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition:

Description
Cash and cash equivalents	169,703
Investment securities	940,689
Trade receivables	382,576
Inventories	79,115
Other credits	1,517,924
Property, plant and equipment	7,206,290
Intangible assets	7,652,231
Loans, borrowings and debentures	(6,639,223)
Leases	(1,857,947)
Real estate credits certificate	(340,255)
Trade payables	(915,213)
Leases and concessions	(1,974,280)
Provision for legal proceedings	(458,575)
Deferred tax liabilities	(1,168,034)
Other liabilities	(1,625,948)

Consolidated net assets	2,969,053

Non-controlling interests	(231,681)

Total identifiable net assets acquired	2,737,372

Cosan Limited

Notes to the consolidated financial statements

For the three and six month periods ended June 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

During the measurement period were identified new information about facts and circumstances existing at the acquisition date related to temporary assets and liabilities were adjusted on completion of the acquisition.

5	Operating segments

Segment information

The following segment information is used by Cosan’s senior management (the “Chief Operating Decision Maker”) to assess the performance of the operating segments and to make decisions with regards to the allocation of resources.

The following statement of financial position and profit or loss selected information by segment was prepared on the same basis as the accounting practices used in the preparation of consolidated information:

Cosan Limited

Notes to the consolidated financial statements

For the three and six month periods ended June 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	April 1, 2016 to June 30, 2016										Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Logistics	Cosan Corporate	Deconsolidated effects IFRS 11	Segment elimination / adjustments	Total consolidated	Cosan Energia	Cosan Logística
Statement of profit or loss:
Net sales	2,642,897	16,479,574	1,493,958	24,014	488,992	1,376,248	341	(19,122,471)	(19,151)	3,364,402	2,007,304	1,376,248
Domestic market	1,001,494	16,479,574	1,493,958	24,014	374,949	1,312,995	341	(17,481,068)	(19,151)	3,187,106	1,893,261	1,312,995
External market	1,641,403	—	—	—	114,043	63,253	—	(1,641,403)	—	177,296	114,043	63,253
Cost of sales	(2,216,693)	(15,665,191)	(729,430)	—	(369,337)	(907,528)	(8,544)	17,881,884	19,151	(1,995,688)	(1,107,310)	(907,528)
Gross profit	426,204	814,383	764,528	24,014	119,655	468,720	(8,203)	(1,240,587)	—	1,368,714	899,994	468,720
Selling expenses	(180,311)	(299,521)	(159,886)	—	(95,368)	(2,451)	(100)	479,832	—	(257,805)	(255,354)	(2,451)
General and administrative expenses	(115,335)	(119,596)	(84,627)	(7,114)	(16,947)	(82,957)	(85,567)	234,931	—	(277,212)	(149,684)	(82,957)
Other income (expense), net	(31,531)	117,352	(640)	8,878	152	(10,067)	(18,408)	(85,821)	—	(20,085)	(10,018)	(10,068)
Financial results	206,657	(146,745)	(45,932)	4,364	(25,351)	(406,421)	(284,025)	(59,912)	8,700	(748,665)	(249,649)	(406,421)
Financial expense	(211,252)	(12,042)	(164,259)	(342)	(13,883)	(477,461)	(195,964)	223,294	8,700	(843,209)	(343,682)	(477,461)
Financial income	165,611	54,659	118,072	4,706	845	74,125	131,974	(220,270)	—	329,722	255,399	74,125
Foreign exchange losses, net	(45,045)	423,806	118,707	—	27,928	35,538	351,978	(378,761)	—	534,151	563,265	35,538
Derivatives	297,343	(613,168)	(118,452)	—	(40,241)	(38,623)	(572,013)	315,825	—	(769,329)	(724,631)	(38,623)
Equity in earnings of associates	(12,492)	—	—	—	(2,157)	2,565	352,381	12,492	(356,389)	(3,600)	(6,676)	2,565
Equity in earnings of joint ventures	—	—	—	—	—	—	252,594	—	—	252,594	252,594	—
Income tax (expense) benefit	(79,297)	(74,250)	(163,127)	(4,547)	4,078	(3,018)	99,276	153,547	(2,958)	(70,296)	(64,319)	(3,017)

Profit (loss) for the period	213,895	291,623	310,316	25,595	(15,938)	(33,629)	307,948	(505,518)	(350,647)	243,645	416,888	(33,629)

Net income attributable to:
Owners of the Parent	213,895	279,440	310,316	25,595	(15,938)	(11,006)	307,948	(493,335)	(590,553)	26,362	281,585	(11,006)
Non-controlling interests	—	12,183	—	—	—	(22,623)	—	(12,183)	239,906	217,283	135,303	(22,623)

	213,895	291,623	310,316	25,595	(15,938)	(33,629)	307,948	(505,518)	(350,647)	243,645	416,888	(33,629)
Other selected data:
Depreciation and amortization	541,002	148,653	122,037	159	21,959	215,647	4,528	(689,655)	—	364,330	148,683	215,647
EBITDA	627,537	661,271	641,412	25,937	27,294	591,457	497,225	(1,288,808)	(356,389)	1,426,936	879,539	591,456
Additions to PP&E, intangible and biological assets	357,730	225,846	109,321	22	9,339	539,219	1,803	(583,576)	—	659,704	120,485	539,219
Reconciliation of EBITDA:
Profit (loss) for the period	213,895	291,623	310,316	25,595	(15,938)	(33,629)	307,948	(505,518)	(350,647)	243,645	416,888	(33,629)
Income tax and social contribution	79,297	74,250	163,127	4,547	(4,078)	3,018	(99,276)	(153,547)	2,958	70,296	64,319	3,017
Financial result, net	(206,657)	146,745	45,932	(4,364)	25,351	406,421	284,025	59,912	(8,700)	748,665	249,649	406,421
Depreciation and amortization	541,002	148,653	122,037	159	21,959	215,647	4,528	(689,655)	—	364,330	148,683	215,647

EBITDA	627,537	661,271	641,412	25,937	27,294	591,457	497,225	(1,288,808)	(356,389)	1,426,936	879,539	591,456

Cosan Limited

Notes to the consolidated financial statements

For the three and six month periods ended June 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	January 1, 2016 to June 30, 2016										Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Logistics	Cosan Corporate	Deconsolidated effects IFRS 11	Segment elimination / adjustments	Total consolidated	Cosan Energia	Cosan Logística
Statement of profit or loss:
Net sales	6,509,176	32,871,326	2,954,034	46,928	968,117	2,562,139	374	(39,380,502)	(25,208)	6,506,384	3,969,453	2,562,139
Domestic market	2,680,599	32,871,326	2,954,034	46,928	740,882	2,458,491	374	(35,551,925)	(25,208)	6,175,501	3,742,218	2,458,491
External market	3,828,577	—	—	—	227,235	103,648	—	(3,828,577)	—	330,883	227,235	103,648
Cost of sales	(4,883,779)	(31,265,779)	(1,558,014)	—	(741,281)	(1,778,611)	(9,094)	36,149,558	25,208	(4,061,792)	(2,308,389)	(1,778,611)
Gross profit	1,625,397	1,605,547	1,396,020	46,928	226,836	783,528	(8,720)	(3,230,944)	—	2,444,592	1,661,064	783,528
Selling expenses	(368,715)	(656,617)	(314,469)	—	(179,342)	(724)	(100)	1,025,332	—	(494,635)	(493,912)	(724)
General and administrative expenses	(278,621)	(220,805)	(157,953)	(14,690)	(35,740)	(172,729)	(131,641)	499,426	—	(512,753)	(291,340)	(172,729)
Other income (expense), net	36,948	198,070	(2,656)	8,665	1,854	(7,794)	(57,720)	(235,018)	—	(57,651)	(49,854)	(7,794)
Financial results	415,898	(279,706)	(142,008)	8,128	(44,266)	(833,718)	(655,033)	(136,192)	113,480	(1,553,417)	(699,008)	(833,718)
Financial expense	(474,027)	(55,397)	(374,248)	(751)	(22,680)	(947,113)	(488,634)	529,424	113,480	(1,719,946)	(838,071)	(947,113)
Financial income	327,899	114,210	231,626	8,928	1,809	135,651	202,481	(442,109)	—	580,495	444,535	135,651
Foreign exchange losses, net	(60,219)	782,103	242,561	(49)	45,348	82,058	689,587	(721,884)	—	1,059,505	1,070,777	82,058
Derivatives	622,245	(1,120,622)	(241,947)	—	(68,743)	(104,314)	(1,058,467)	498,377	—	(1,473,471)	(1,376,249)	(104,314)
Equity in earnings of associates	(48,775)	2,520	—	—	(3,022)	6,122	634,872	46,255	(643,130)	(5,158)	(11,792)	6,122
Equity in earnings of joint ventures	—	—	—	—	—	—	693,938	—	—	693,938	693,938	—
Income tax (expense) benefit	(447,913)	(184,223)	(267,762)	(8,483)	4,645	7,302	212,366	632,136	(38,583)	(90,515)	(59,234)	7,302

Profit (loss) for the period	934,219	464,786	511,172	40,548	(29,035)	(218,013)	687,962	(1,399,005)	(568,233)	424,401	749,862	(218,013)

Net income attributable to:
Owners of the Parent	934,219	442,538	511,172	40,548	(29,035)	(59,050)	687,962	(1,376,757)	(993,926)	157,671	530,291	(59,050)
Non-controlling interests	—	22,248	—	—	—	(158,963)	—	(22,248)	425,693	266,730	219,571	(158,963)

	934,219	464,786	511,172	40,548	(29,035)	(218,013)	687,962	(1,399,005)	(568,233)	424,401	749,862	(218,013)
Other selected data:
Depreciation and amortization	1,184,444	312,272	241,085	314	42,588	425,432	7,489	(1,496,716)	—	716,908	291,476	425,432
EBITDA	2,150,678	1,240,987	1,162,027	41,217	53,174	1,033,835	1,138,118	(3,391,665)	(643,130)	2,785,241	1,799,580	1,033,835
Additions to PP&E, intangible and biological assets	1,168,364	405,011	203,460	122	18,687	824,094	2,640	(1,573,375)	—	1,049,003	224,909	824,094
Reconciliation of EBITDA:
Profit (loss) for the period	934,219	464,786	511,172	40,548	(29,035)	(218,013)	687,962	(1,399,005)	(568,233)	424,401	749,862	(218,013)
Income tax and social contribution	447,913	184,223	267,762	8,483	(4,645)	(7,302)	(212,366)	(632,136)	38,583	90,515	59,234	(7,302)
Financial result, net	(415,898)	279,706	142,008	(8,128)	44,266	833,718	655,033	136,192	(113,480)	1,553,417	699,008	833,718
Depreciation and amortization	1,184,444	312,272	241,085	314	42,588	425,432	7,489	(1,496,716)	—	716,908	291,476	425,432

EBITDA	2,150,678	1,240,987	1,162,027	41,217	53,174	1,033,835	1,138,118	(3,391,665)	(643,130)	2,785,241	1,799,580	1,033,835

Cosan Limited

Notes to the consolidated financial statements

For the three and six month periods ended June 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	April 1, 2015 to June 30, 2015 (Restated)										Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Logistics	Cosan Corporate	Deconsolidated effects IFRS 11	Segment elimination / adjustments	Total consolidated	Cosan Energia	Cosan Logística
Statement of profit or loss:
Net sales	1,646,883	14,793,885	1,671,012	26,927	424,088	1,220,285	—	(16,440,768)	(9,071)	3,333,241	2,122,027	1,220,285
Domestic market	790,038	14,793,885	1,671,012	26,927	338,505	1,175,685	—	(15,583,923)	(9,071)	3,203,058	2,036,444	1,175,685
External market	856,845	—	—	—	85,583	44,600	—	(856,845)	—	130,183	85,583	44,600
Cost of sales	(1,577,927)	(14,134,501)	(1,090,919)	(5,530)	(314,261)	(765,998)	—	15,712,428	9,071	(2,167,637)	(1,410,710)	(765,998)
Gross profit	68,956	659,384	580,093	21,397	109,827	454,287	—	(728,340)	—	1,165,604	711,317	454,287
Selling expenses	(88,087)	(281,090)	(150,654)	—	(70,380)	—	—	369,177	—	(221,034)	(221,034)	—
General and administrative expenses	(121,175)	(97,231)	(73,860)	(6,988)	(17,385)	(84,782)	(50,491)	218,406	—	(233,506)	(142,597)	(84,782)
Other income (expense), net	(24,342)	82,634	(1,787)	6,460	214	39,831	(6,799)	(58,292)	—	37,919	(1,911)	39,831
Financial results	10,958	(34,279)	(58,294)	1,979	(12,766)	(323,003)	(216,822)	23,321	—	(608,906)	(260,761)	(323,003)
Financial expense	(195,132)	(47,074)	(92,788)	(351)	(13,043)	(354,971)	(192,261)	242,206	4,178	(649,236)	(285,655)	(354,971)
Financial income	152,405	41,452	41,910	2,330	1,027	47,899	32,968	(193,857)	(4,178)	121,956	74,036	47,899
Foreign exchange losses, net	145,247	28,116	46,063	—	2,960	(59)	49,114	(173,363)	—	98,078	107,547	(59)
Derivatives	(91,562)	(56,773)	(53,479)	—	(3,710)	(15,872)	(106,643)	148,335	—	(179,704)	(156,689)	(15,872)
Equity in earnings of associates	(11,422)	3,064	—	—	(2,131)	181	169,310	8,358	(165,704)	1,656	1,475	181
Equity in earnings of joint ventures	—	—	—	—	—	—	57,226	—	—	57,226	57,226	—
Income tax (expense) benefit	72,765	(117,122)	(100,134)	(3,477)	(3,318)	(46,573)	70,502	44,357	—	(83,000)	(36,427)	(46,573)

Profit (loss) for the period	(92,347)	215,360	195,364	19,371	4,061	39,941	22,926	(123,013)	(165,704)	115,959	107,288	39,941

Net income attributable to:
Owners of the Parent	(92,347)	208,338	195,364	19,371	4,061	14,503	22,926	(115,991)	(266,773)	(10,548)	16,402	14,503
Non-controlling interests	—	7,022	—	—	—	25,438	—	(7,022)	101,069	126,507	90,886	25,438

	(92,347)	215,360	195,364	19,371	4,061	39,941	22,926	(123,013)	(165,704)	115,959	107,288	39,941
Other selected data:
Depreciation and amortization	336,430	147,697	119,701	246	18,919	176,885	1,059	(484,127)	—	316,810	139,925	176,885
EBITDA	160,360	514,458	473,493	21,115	39,064	586,402	170,305	(674,818)	(165,704)	1,124,675	544,401	586,402
Additions to PP&E, intangible and biological assets	357,555	116,873	122,454	272	6,959	471,631	14,955	(474,428)	—	616,271	144,639	471,631
Reconciliation of EBITDA:
Profit (loss) for the period	(92,347)	215,360	195,364	19,371	4,061	39,941	22,926	(123,013)	(165,704)	115,959	107,288	39,941
Income tax and social contribution	(72,765)	117,122	100,134	3,477	3,318	46,573	(70,502)	(44,357)	—	83,000	36,427	46,573
Financial result, net	(10,958)	34,279	58,294	(1,979)	12,766	323,003	216,822	(23,321)	—	608,906	260,761	323,003
Depreciation and amortization	336,430	147,697	119,701	246	18,919	176,885	1,059	(484,127)	—	316,810	139,925	176,885

EBITDA	160,360	514,458	473,493	21,115	39,064	586,402	170,305	(674,818)	(165,704)	1,124,675	544,401	586,402

Cosan Limited

Notes to the consolidated financial statements

For the three and six month periods ended June 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	January 1, 2015 to June 30, 2015 (Restated)										Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Logistics	Cosan Corporate	Deconsolidated effects IFRS 11	Segment elimination / adjustments	Total consolidated	Cosan Energia	Cosan Logística
Statement of profit or loss:
Net sales	4,726,922	28,855,395	3,205,075	48,533	803,931	1,425,897	—	(33,582,317)	(9,071)	5,474,365	4,057,539	1,425,897
Domestic market	1,956,396	28,855,395	3,205,075	48,533	644,171	1,352,533	—	(30,811,791)	(9,071)	5,241,241	3,897,779	1,352,533
External market	2,770,526	—	—	—	159,760	73,364	—	(2,770,526)	—	233,124	159,760	73,364
Cost of sales	(4,162,081)	(27,394,590)	(2,245,596)	(7,268)	(602,837)	(912,348)	—	31,556,671	9,071	(3,758,978)	(2,855,701)	(912,347)
Gross profit	564,841	1,460,805	959,479	41,265	201,094	513,549	—	(2,025,646)	—	1,715,387	1,201,838	513,550
Selling expenses	(237,160)	(597,023)	(305,176)	—	(135,185)	—	—	834,183	—	(440,361)	(440,360)	—
General and administrative expenses	(261,826)	(197,502)	(160,456)	(14,195)	(33,532)	(109,152)	(95,983)	459,328	—	(413,318)	(283,475)	(109,154)
Other income (expense), net	14,757	143,560	(3,867)	20,783	373	39,371	(118,064)	(158,317)	—	(61,404)	(100,775)	39,371
Financial results	(227,345)	(21,326)	(132,251)	3,671	(8,996)	(343,402)	(386,351)	248,671	—	(867,329)	(545,475)	(343,402)
Financial expense	(399,974)	(86,029)	(196,678)	(705)	(21,488)	(365,294)	(364,683)	486,003	8,000	(940,848)	(559,468)	(365,294)
Financial income	300,198	79,229	79,224	4,400	1,355	53,551	61,217	(379,427)	(8,000)	191,747	138,144	53,551
Foreign exchange losses, net	(460,179)	(144,690)	(196,450)	(24)	5,575	(56,276)	(246,581)	604,869	—	(493,756)	(460,998)	(56,276)
Derivatives	332,610	130,164	181,653	—	5,562	24,617	163,696	(462,774)	—	375,528	336,847	24,617
Equity in earnings of associates	(17,412)	7,112	—	—	(7,090)	181	178,271	10,300	(174,340)	(2,978)	(3,159)	180
Equity in earnings of joint ventures	—	—	—	—	—	—	227,098	—	—	227,098	227,098	—
Income tax (expense) benefit	103,048	(262,098)	(131,975)	(6,821)	(9,023)	(51,406)	195,916	159,050	—	(3,309)	48,097	(51,406)

Profit (loss) for the period	(61,097)	533,528	225,754	44,703	7,641	49,141	887	(472,431)	(174,340)	153,786	103,789	49,139

Net income attributable to:
Owners of the Parent	(61,097)	514,484	225,754	44,703	7,641	22,056	887	(453,387)	(294,486)	6,555	(15,182)	22,054
Non-controlling interests	—	19,044	—	—	—	27,085	—	(19,044)	120,146	147,231	118,971	27,085

	(61,097)	533,528	225,754	44,703	7,641	49,141	887	(472,431)	(174,340)	153,786	103,789	49,139
Other selected data:
Depreciation and amortization	964.044	287.030	239.152	491	36.847	203.538	2.034	(1.251.074)	—	482.062	278.522	203.538
EBITDA	1,027,244	1,103,982	729,132	48,344	62,507	647,487	193,356	(2,131,226)	(174,340)	1,506,486	879,689	647,485
Additions to PP&E, intangible and biological assets	1,198,002	358,627	246,020	940	15,264	502,621	33,115	(1,556,629)	—	797,960	296,760	502,621
Reconciliation of EBITDA:
Profit (loss) for the period	(61,097)	533,528	225,754	44,703	7,641	49,141	887	(472,431)	(174,340)	153,786	103,789	49,139
Income tax and social contribution	(103,048)	262,098	131,975	6,821	9,023	51,406	(195,916)	(159,050)	—	3,309	(48,097)	51,406
Financial result, net	227,345	21,326	132,251	(3,671)	8,996	343,402	386,351	(248,671)	—	867,329	545,475	343,402
Depreciation and amortization	964,044	287,030	239,152	491	36,847	203,538	2,034	(1,251,074)	—	482,062	278,522	203,538

EBITDA	1,027,244	1,103,982	729,132	48,344	62,507	647,487	193,356	(2,131,226)	(174,340)	1,506,486	879,689	647,485

Cosan Limited

Notes to the consolidated financial statements

For the three and six month periods ended June 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	June 30, 2016										Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Logistics	Cosan Corporate	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated	Cosan Energia	Cosan Logística
Statement of financial position:
Cash and cash equivalents	3,170,659	974,962	1,390,730	7,798	63,907	71,863	1,009,736	(4,145,621)	—	2,544,034	2,259,354	71,863
Marketable securities	—	—	—	138,559	—	1,711,794	—	—	—	1,850,353	138,559	1,711,794
Trade receivables	626,584	1,745,822	573,785	21,666	247,719	269,506	45	(2,372,406)	—	1,112,721	843,216	269,506
Derivative financial instruments	1,300,319	181,751	411,158	—	—	4,080	587,681	(1,482,070)	—	1,002,919	998,839	4,080
Inventories	1,205,843	1,489,635	139,039	—	289,328	212,832	3,223	(2,695,478)	—	644,422	431,590	212,832
Other financial assets	—	—	—	141,064	—	—	51,660	—	(51,660)	141,064	192,724	—
Other current assets	2,049,352	1,352,703	90,397	137,080	46,826	404,985	209,088	(3,402,055)	(57,573)	830,803	470,768	404,985
Other non-current assets	3,168,935	890,395	262,340	58	43,202	2,802,856	1,722,111	(4,059,330)	(7,989)	4,822,578	2,019,716	2,802,856
Investment in associates	218,508	—	—	—	6,265	46,745	12,110,409	(218,508)	(11,983,066)	180,353	133,608	46,745
Investment in joint ventures	—	—	—	—	—	—	8,347,720	—	—	8,347,720	8,347,720	—
Biological assets	809,841	—	—	—	—	—	—	(809,841)	—	—	—	—
Investment property	—	—	—	2,593,649	—	—	—	—	—	2,593,649	2,593,649	—
Property, plant and equipment	11,051,790	2,359,833	—	1,618	240,455	10,051,873	150,759	(13,411,623)	—	10,444,705	392,832	10,051,873
Intangible assets and goodwill	3,246,428	4,500,044	8,574,445	1,889	796,154	7,862,142	8,227	(7,746,472)	—	17,242,857	9,380,715	7,862,142
Loans, borrowings and debenture	(9,956,894)	(2,648,257)	(3,550,781)	—	(472,879)	(8,169,580)	(4,980,472)	12,605,151	—	(17,173,712)	(8,244,200)	(8,169,580)
Derivative financial instruments	(1,237,068)	(917,504)	—	—	(53,218)	(24,243)	(762,932)	2,154,572	—	(840,393)	(816,150)	(24,243)
Trade payables	(977,463)	(670,482)	(1,165,076)	(2,209)	(197,883)	(473,375)	(4,849)	1,647,945	—	(1,843,392)	(1,370,017)	(473,375)
Employee benefits payable	(434,535)	(123,542)	(45,511)	(5,201)	(17,880)	(135,322)	(13,324)	558,077	—	(217,238)	(81,916)	(135,322)
Other current liabilities	(1,040,859)	(1,320,508)	(162,550)	(37,485)	(133,006)	(1,267,115)	(206,998)	2,361,367	55,629	(1,751,525)	(504,983)	(1,267,115)
Other non-current liabilities	(1,309,603)	(2,769,990)	(1,342,467)	(106,310)	(157,960)	(7,199,804)	(3,472,773)	4,079,593	93,298	(12,186,016)	(5,069,581)	(7,199,804)

Total assets (net of liabilities) allocated by segment	11,891,837	5,044,862	5,175,509	2,892,176	701,030	6,169,237	14,759,311	(16,936,699)	(11,951,361)	17,745,902	12,116,443	6,169,237

Total assets	26,848,259	13,495,145	11,441,894	3,043,381	1,733,856	23,438,676	24,200,659	(40,343,404)	(12,100,288)	51,758,178	28,203,290	23,438,676

Equity attributable to owners of the parent	11,892,800	4,870,307	5,175,509	2,892,176	701,030	1,670,838	14,759,311	(16,763,107)	(19,086,982)	6,111,882	8,647,429	1,670,838
Non-controlling interests	(963)	174,555	—	—	—	4,498,399	—	(173,592)	7,135,621	11,634,020	3,469,014	4,498,399

Total shareholders’ equity	11,891,837	5,044,862	5,175,509	2,892,176	701,030	6,169,237	14,759,311	(16,936,699)	(11,951,361)	17,745,902	12,116,443	6,169,237

Cosan Limited

Notes to the consolidated financial statements

For the three and six month periods ended June 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2015 (Restated)										Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Logistics	Cosan Corporate	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated	Cosan Energia	Cosan Logística
Statement of financial position:
Cash and cash equivalents	2,995,495	885,880	1,967,643	1,016	96,907	246,849	1,193,409	(3,881,375)	—	3,505,824	3,129,530	246,849
Marketable securities	—	—	—	241,430	—	508,268	—	—	—	749,698	241,430	508,268
Trade receivables	719,092	2,058,601	540,132	38,510	220,417	165,671	248	(2,777,693)	—	964,978	799,308	165,671
Derivative financial instruments	1,465,816	255,665	665,032	—	12,363	99,863	1,653,038	(1,721,481)	—	2,430,296	2,292,859	99,863
Inventories	2,371,987	1,287,946	134,347	—	293,916	225,784	2,854	(3,659,933)	—	656,901	431,117	225,784
Other current assets	1,579,568	1,029,510	132,960	120,615	51,926	364,168	277,393	(2,609,078)	(66,604)	880,458	503,502	364,168
Other non-current assets	3,425,968	921,891	279,091	51	(135,853)	2,824,311	1,937,123	(4,347,859)	(9,717)	4,895,006	2,070,687	2,824,311
Investment in associates	225,670	248,456	—	—	8,453	44,241	11,971,024	(474,126)	(11,839,342)	184,376	140,134	44,241
Investment in joint ventures	—	—	—	—	—	—	8,237,190	—	—	8,237,190	8,237,190	—
Biological assets	678,564	—	—	—	—	—	—	(678,564)	—	—	—	—
Investment property	—	—	—	2,595,035	—	—	—	—	—	2,595,035	2,595,035	—
Property, plant and equipment	11,027,461	2,409,555	—	2,029	243,080	9,404,087	156,691	(13,437,016)	—	9,805,887	401,800	9,404,087
Intangible assets and goodwill	3,261,623	4,414,352	8,620,436	1,669	818,362	7,862,420	6,802	(7,675,975)	—	17,309,689	9,447,269	7,862,420
Loans, borrowings and debenture	(11,549,211)	(3,226,449)	(3,823,067)	—	(512,758)	(8,585,175)	(5,908,203)	14,775,660	—	(18,829,203)	(9,755,703)	(8,585,175)
Trade payables	(676,321)	(67,902)	—	—	(291)	(1,780)	(740,427)	744,223	—	(742,498)	(740,718)	(1,780)
Derivative financial instruments	(1,126,540)	(937,177)	(1,302,397)	(2,511)	(235,663)	(420,189)	(4,252)	2,063,717	—	(1,965,012)	(1,544,822)	(420,189)
Employee benefits payable	(315,704)	(83,214)	(65,522)	(5,684)	(15,061)	(149,871)	(20,141)	398,918	—	(256,279)	(106,407)	(149,871)
Other current liabilities	(920,298)	(968,904)	(103,331)	(35,464)	(135,945)	(1,477,920)	(237,919)	1,889,202	64,528	(1,926,051)	(463,015)	(1,477,920)
Other non-current liabilities	(1,364,086)	(3,129,560)	(1,180,987)	(104,403)	(209,245)	(7,094,274)	(3,754,009)	4,493,646	108,965	(12,233,953)	(5,236,850)	(7,094,274)

Total assets (net of liabilities) allocated by segment	11,799,084	5,098,650	5,864,337	2,852,293	500,608	4,016,453	14,770,821	(16,897,734)	(11,742,170)	16,262,342	12,442,346	4,016,453

Total assets	27,751,244	13,511,856	12,339,641	3,000,355	1,609,571	21,745,662	25,435,772	(41,263,100)	(11,915,663)	52,215,338	30,289,861	21,745,662

Equity attributable to owners of the parent	11,800,047	4,926,655	5,864,337	2,852,293	500,608	1,113,277	14,770,821	(16,726,702)	(19,142,086)	5,959,250	8,753,858	1,113,277
Non-controlling interests	(963)	171,995	—	—	—	2,903,176	—	(171,032)	7,399,916	10,303,092	3,688,488	2,903,176

Total shareholders’ equity	11,799,084	5,098,650	5,864,337	2,852,293	500,608	4,016,453	14,770,821	(16,897,734)	(11,742,170)	16,262,342	12,442,346	4,016,453

Cosan Limited

Notes to the consolidated financial statements

For the three and six month periods ended June 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Net sales by segment:

	April 1, 2016 to June 30, 2016	January 1, 2016 to June 30, 2016	April 1, 2015 to June 30, 2015	January 1, 2015 to June 30, 2015
Raízen Energia
Ethanol	1,262,340	3,199,252	940,503	2,566,987
Sugar	1,115,321	2,961,609	464,968	1,873,297
Cogeneration	151,438	195,319	172,052	184,738
Other	113,798	152,996	69,360	101,900

	2,642,897	6,509,176	1,646,883	4,726,922
Raízen Combustíveis
Fuels	16,479,574	32,871,326	14,793,885	28,855,395

	16,479,574	32,871,326	14,793,885	28,855,395
COMGÁS
Industrial	996,765	2,002,830	1,049,105	2,076,956
Residential	197,848	353,254	181,347	302,204
Thermo generation	9,873	61,594	135,036	250,145
Construction revenue	57,386	111,909	72,128	138,100
Commercial	50,827	97,977	50,014	95,051
Cogeneration	75,903	146,301	71,792	133,401
Automotive	88,095	154,287	103,343	193,724
Other	17,261	25,882	8,247	15,494

	1,493,958	2,954,034	1,671,012	3,205,075
Radar
Land lease	20,164	39,353	16,519	33,505
Property sales	—	—	6,436	8,315
Other	3,850	7,575	3,972	6,713

	24,014	46,928	26,927	48,533
Lubricants
Lubricants	425,273	851,185	327,814	637,523
Basic oil	59,891	108,833	56,704	94,158
Other	3,828	8,099	39,570	72,250

	488,992	968,117	424,088	803,931
Cosan Corporate	341	374	—	—
IFRS 11—Deconsolidated of adjustments/eliminations joint ventures and eliminations	(19,141,622)	(39,405,710)	(16,449,839)	(33,591,388)

Cosan Energia	1,988,154	3,944,245	2,112,956	4,048,468

Logistics
North operations(i)	998,048	1,893,980	817,350	1,022,962
South operations(i)	302,500	527,328	320,151	320,151
Container operations(i)	75,700	140,831	82,784	82,784

	1,376,248	2,562,139	1,220,285	1,425,897

Total	3,364,402	6,506,384	3,333,241	5,474,365

(i)	Segment created following the ALL Acquisition, which was completed on April 1, 2015.

Cosan Limited

Notes to the consolidated financial statements

For the three and six month periods ended June 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

6	Cash and cash equivalents

	June 30, 2016	December 31, 2015
Cash and bank deposits	463,557	305,510
Short-term investments	2,080,477	3,200,314

	2,544,034	3,505,824

Short-term investments are composed as follows:

	June 30, 2016	December 31, 2015
Investment funds
Repurchase agreements	1,603,667	1,252,229
Bank certificate of deposits—CDB	212,840	792,279
Other	20,738	199,919

	1,837,245	2,244,427
Bank investments
Repurchase agreements	63,865	407,971
Bank certificate of deposits—CDB	171,043	542,658
Other	8,324	5,258

	243,232	955,887
	2,080,477	3,200,314

7	Marketable securities

	June 30, 2016	December 31, 2015
Government security	1,614,153	334,167
Bank certificate of deposits—CDB	236,200	271,323

	1,850,353	605,490

Cosan Limited

Notes to the consolidated financial statements

For the three and six month periods ended June 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

8	Trade receivables

	June 30, 2016	December 31, 2015
Domestic—Brazilian Reais	1,156,352	999,007
Export—Foreign currency	26,673	29,402
Allowance for doubtful accounts	(70,303)	(63,431)

	1,112,722	964,978

Current	1,044,614	904,245

Non-current	68,108	60,733

9	Other current tax receivable

	June 30, 2016	December 31, 2015
ICMS—State VAT	615,769	597,023
COFINS—Revenue tax	213,293	228,393
PIS—Revenue tax	63,416	69,098
PAES—Special Program for Installment Payments	1,991	33,245
Other	13,958	17,682

	908,427	945,441

Current	184,231	311,892

Non-current	724,196	633,549

Cosan Limited

Notes to the consolidated financial statements

For the three and six month periods ended June 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

10	Related parties

a)	Receivables from and payables to related parties:

	June 30, 2016	December 31, 2015
Current assets
Commercial operations
Raízen Energia S.A.	61,727	47,591
Raízen Combustíveis S.A.	8,587	3,052
Aguassanta Participações S.A.	6,327	6,371
Other	9,042	4,085

	85,683	61,099
Corporate operation / Agreements
Raízen Energia S.A.	10,733	13,028

	10,733	13,028
Financial operations
Raízen Combustíveis S.A.	—	1,102

	—	1,102
	96,416	75,229

Non-current assets
Receivables under the framework agreement
Raízen Energia S.A.	114,687	89,763
Janus Brasil Participações S.A.	20,875	20,875

	135,562	110,638
Financial operations
Rezende Barbosa Group	46,052	70,365
Novvi Limited Liability Company	15,414	17,121
Other	191	8

	61,657	87,494
Corporate operation
Raízen Energia S.A.	—	23,029
Other	—	184

	—	23,213
	197,219	221,345

Total	293,635	296,574

Current liabilities
Commercial operations
Raízen Energia S.A.	25,215	46,582
Raízen Combustíveis S.A.	72,983	71,489
Other	170	(454)

	98,368	117,617
Corporate operations / Agreements
Raízen Energia S.A.	103,539	78,653
Raízen Combustíveis S.A.	6,866	7,810

	110,405	86,463
Total	208,773	204,080

Cosan Limited

Notes to the consolidated financial statements

For the three and six month periods ended June 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Related party transactions:

	April 1, 2016 to June 30, 2016	January 1, 2016 to June 30, 2016	April 1, 2015 to June 30, 2015	January 1, 2015 to June 30, 2015
Sales of goods and services
Raízen Energia S.A.	100,063	214,898	42,596	138,337
Raízen Combustíveis S.A.	34,314	62,211	31,182	34,857
Other	—	422	127	127

	134,377	277,531	73,905	173,321
Purchase of goods / Inputs
Raízen Energia S.A.	(47)	(66)	(67)	(70)
Raízen Combustíveis S.A.	(225,956)	(427,050)	(1,751)	(1,764)
Other	(144)	(269)	—	—

	(226,147)	(427,385)	(1,818)	(1,834)
Land lease
Raízen Energia S.A.	15,314	31,485	14,777	29,279

	15,314	31,485	14,777	29,279
Shared income (expense)
Aguassanta Participações S.A.	92	171	111	216
Raízen Energia S.A.	(18,732)	(33,845)	(10,674)	(21,342)

	(18,640)	(33,674)	(10,563)	(21,126)
Financial result
Raízen Energia S.A.	470	994	420	1,230
Other	128	(73)	(76)	(195)

	598	921	344	1,035
Total	(94,498)	(151,122)	76,645	180,675

c)	Officers’ and directors’ compensation

	April 1, 2016 to June 30, 2016	January 1, 2016 to June 30, 2016	April 1, 2015 to June 30, 2015	January 1, 2015 to June 30, 2015
Regular compensation	47,213	58,288	6,655	20,870
Stock option expense	3,416	5,896	2,930	5,859
Bonuses and other variable compensation	23,227	33,512	24,908	33,060

	73,856	97,696	34,493	59,789

Cosan Limited

Notes to the consolidated financial statements

For the three and six month periods ended June 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

11	Investments in associates

a)	Information in associates of the Company and the Company’s ownership:

	Tellus Brasil Participações S.A.	Novvi Limited Liability Company	Janus Brasil Participações S.A.	Other investments	Total
Shares issued by the associate	65,957,282	200,002	16,166,927	—
Shares held by Cosan	33,638,214	100,001	31,699,465	—
Cosan ownership interest	51.00%	50.00%	51.00%	—

Equity in earnings (losses) of associates at June 30, 2015	5,986	(7,081)	146	(2,029)	(2,978)
At December 31, 2015	99,638	6,783	23,713	54,242	184,376
Equity in earnings (losses) of associates	(1,461)	(3,022)	3,976	(4,651)	(5,158)
Capital increase	—	2,170	—	—	2,170
Dividends	(1,508)	—	(689)	(3,754)	(5,951)
Other	(492)	—	—	5,406	4,914

At June 30, 2016	96,177	5,931	27,000	51,243	180,351

Cosan Limited

Notes to the consolidated financial statements

For the three and six month periods ended June 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Information in the non-controlling interests in subsidiaries of the Company:

	Cosan S.A. Indústria e Comércio	Cosan Logística S.A.	Companhia de Gás de São Paulo - COMGÁS	Rumo Logística Operadora Multimodal S.A.	Logispot Armazéns Agrícolas S.A.	Radar Propriedades Agrícolas S.A.	Radar II Propriedades Agrícolas S.A.	Elimination of participation Radar II in Radar	Total
Shares issued by the associate	407,214,353	365,100,567	127,313,301	1,339,015,898	2,040,816	21,148,989	830,690,258	—
Shares held by non-controlling shareholders	153,511,030	101,368,577	48,720,752	960,507,722	1,000,000	17,147,822	290,710,861	—
Non-controlling interest	37.49%	27.52%	38.27%	71.73%	49.00%	81.08%	35.00%	—

Equity in earnings
(losses) of associates at June 30, 2015 (Restated)	(5,692)	6,867	88,747	28,186	(1,101)	26,609	3,615	—	147,231
At December 31, 2015	3,700,096	46,043	2,109,567	2,866,244	36,835	1,728,749	349,022	(498,850)	10,337,706
Effect of changes to IAS 41—in joint ventures (Note 2.2)	(34,614)	—	—	—	—	—	—	—	(34,614)
At December 31, 2015 (Restated)	3,665,482	46,043	2,109,567	2,866,244	36,835	1,728,749	349,022	(498,850)	10,303,092
Equity in earnings (losses) of associates	226,893	(20,770)	197,239	(158,175)	(788)	18,623	7,442	(3,734)	266,730
Other comprehensive income (losses)	(25,183)	91	—	1,879	—	(590)	(38)	110	(23,731)
Dividends	(212,448)	—	(475,351)	—	—	—	—	—	(687,799)
Capital increase	—	139,556	—	1,751,480	—	—	—	—	1,891,036
Other	(85,393)	(67,663)	36,825	923	—	—	—	—	(115,308)

At June 30, 2016	3,569,351	97,257	1,868,280	4,462,351	36,047	1,746,782	356,426	(502,474)	11,634,020

Cosan Limited

Notes to the consolidated financial statements

For the three and six month periods ended June 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

12	Investments in joint ventures

Changes to investments in joint ventures were as follows:

	Raízen Combustíveis S.A.	Raízen Energia S.A.	Total
Shares issued by the associate	3,303,168,484	5,902,595,634
Shares held by Cosan	1,651,584,242	2,951,297,817
Cosan ownership interest	50.00%	50.00%

Equity in earnings of joint ventures at June 30, 2015 (Restated)	256,649	(29,551)	227,098
At December 31, 2015	3,204,834	5,124,686	8,329,520
Effect of changes to IAS 41—in joint ventures (Note 2.2)	—	(92,330)	(92,330)
At December 31, 2015 (Restated)	3,204,834	5,032,356	8,237,190
Equity in earnings of joint ventures	220,905	473,033	693,938
Other comprehensive losses	13,975	(136,539)	(122,564)
Interest on capital	(39,000)	—	(39,000)
Dividends	(224,060)	(197,782)	(421,842)

At June 30, 2016	3,176,654	5,171,068	8,347,722

The statement of financial position and statement of profit or loss of the joint ventures are disclosed in Note 5, Segments.

Pursuant to the terms of the Raízen Joint Venture—Framework Agreement, Cosan is responsible for certain legal proceedings that existed prior to the formation of Raízen, net of judicial deposits as of April 1, 2011, as well as tax installments under the REFIS (tax amnesty and refinancing program), recorded in “Other taxes payable”. Additionally, Cosan granted access to Raízen a credit line (stand-by facility) in the amount of US$500 million, which was unused at June 30, 2016.

13	Assets held for sale and investment property

	Investment property	Assets held for sale	Total
At December 31, 2015	2,595,035	149,938	2,744,973
Change in fair value	8,532	(5,233)	3,299
Additions	—	3,382	3,382
Transfers	(9,918)	9,918	—

At June 30, 2016	2,593,649	158,005	2,751,654

Cosan Limited

Notes to the consolidated financial statements

For the three and six month periods ended June 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

14	Property, plant and equipment

	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives	Permanent railways	Construction in progress	Other	Total
Cost
At December 31, 2015	859,957	663,223	4,235,037	3,568,597	824,034	467,090	10,617,938
Additions	—	6,690	17,816	—	992,148	18,778	1,035,432
Disposals	—	(101)	(823)	(7,409)	—	(9,445)	(17,778)
Transfers	78,505	52,457	607,939	14,589	(780,622)	11,805	(15,327)

At June 30, 2016	938,462	722,269	4,859,969	3,575,777	1,035,560	488,228	11,620,265
Depreciation
At December 31, 2015	(118,056)	(218,925)	(248,686)	(209,308)	—	(17,076)	(812,051)
Additions	(21,893)	(37,644)	(127,133)	(146,905)	—	(36,150)	(369,725)
Disposals	—	100	440	3,048	—	2,555	6,143
Transfers	4,678	1,159	3,071	(7,342)	—	(1,493)	73

At June 30, 2015	(135,271)	(255,310)	(372,308)	(360,507)	—	(52,164)	(1,175,560)
At December 31, 2015	741,901	444,298	3,986,351	3,359,289	824,034	450,014	9,805,887

At June 30, 2016	803,191	466,959	4,487,661	3,215,270	1,035,560	436,064	10,444,705

Capitalization of borrowing costs

Capitalized borrowing costs for the period ended June 30, 2016 amounted to R$2.103 (R$5.550 for the period ended June 30, 2015).

Cosan Limited

Notes to the consolidated financial statements

For the three and six month periods ended June 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

15	Intangible assets and goodwill

	Goodwill	Concession rights	Improvements to public concessions and operating licenses	Trademarks	Customer relationships	Other	Total
Cost
At December 31, 2015	713,291	16,664,047	432,529	252,474	940,470	404,013	19,406,824
Additions	—	161,084	—	—	42,155	7,430	210,669
Disposals	—	(11,924)	—	—	(9,152)	—	(21,076)
Transfers	—	(165)	—	—	(1,190)	15,096	13,741
Business combination	—	67,583	—	—	—	—	67,583

At June 30, 2016	713,291	16,880,625	432,529	252,474	972,283	426,539	19,677,741
Amortization
At December 31, 2015	—	(1,011,806)	(193,818)	(159,789)	(575,411)	(156,311)	(2,097,135)
Additions	(2,846)	(224,672)	(5,870)	(11,414)	(74,737)	(30,926)	(350,465)
Disposals	—	7,948	—	—	4,761	—	12,709
Transfers	—	123	—	—	—	(117)	6

At June 30, 2016	(2,846)	(1,228,407)	(199,688)	(171,203)	(645,387)	(187,354)	(2,434,885)
At December 31, 2015	713,291	15,652,241	238,711	92,685	365,059	247,702	17,309,689

At June 30, 2016	710,445	15,652,218	232,841	81,271	326,896	239,185	17,242,856

Cosan Limited

Notes to the consolidated financial statements

For the three and six month periods ended June 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Capitalization of borrowing costs

Capitalized borrowing costs for the period ended June 30, 2016, amounted to R$9,659 (R$9,383 for the period ended June 30, 2015). The weighted average interest rate used to capitalize borrowing costs on the balance of construction in progress, was 12,98% p.a. for the period ended June 30, 2016 (10.40% p.a. for the period ended June 30, 2015).

Intangible assets (excluding goodwill)	Annual rate of amortization - %	June 30, 2016	December 31, 2015
Gas distribution concession—COMGÁS(i)	Concession term	8,230,218	8,237,379
Concession rights—Rumo(ii)	Concession term	7,422,000	7,414,862

		15,652,218	15,652,241
Operating license for port terminal(iii)	4.00%	232,841	238,711

		232,841	238,711
Trademarks
Mobil	10.00%	57,068	68,481
Comma	—	24,203	24,204

		81,271	92,685
Relationships with customers
COMGÁS	20.00%	280,013	313,694
Lubricants	6.00%	46,883	51,365

		326,896	365,059
Other
Software licenses	20.00%	130,468	126,469
Other	15.00%	108,717	121,233

		239,185	247,702
		16,532,411	16,596,398

(i)	Refers to the intangible asset for the public gas distribution service concession, which represents the right to charge users for the supply of gas, comprised of: (i) the concession rights recognized in the business combination and (ii) concession assets;
(ii)	Refers to the concession right agreement of ALL Malha Norte, which will be amortized until the end of the concession in 2079;
(iii)	Port operating license and customer relationships of Rumo, from the business combinations.

Impairment testing of cash-generating units goodwill

The Company tests the recoverable amounts of goodwill arising from business combination transactions annually. Property, plant and equipment and definite life intangible assets, that are subject to depreciation and amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.

During the period ended June 30, 2016, no impairment indicators were identified that would trigger the need for an impairment test.

Cosan Limited

Notes to the consolidated financial statements

For the three and six month periods ended June 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

6	Loans, borrowings and debentures

	Interest
Description	Index(i)	Annual interest(ii)	June 30, 2016	December 31, 2015	Maturity
Loan and borrowings
BNDES	URTJLP	9.34%	2,664,156	2,851,793	Jun-2029
	Fixed	4.93%	1,110,292	1,016,225	Sep-2018
	TJ462	10.43%	730,903	809,660	Oct-2020
	Selic	16.22%	310,502	298,258	Jun-2023
	TJLP	10.15%	161,432	176,900	Jun-2023
	Selic	14.15%	5,897	5,595	Sep-2020
	Fixed	3.95%	4,293	4,684	Jan-2024
	IPCA	15.59%	4,519	4,152	Nov-2021
	URTJLP	10.13%	25,580	217	Sep-2022
EIB	US$ + LIBOR	2.35%	655,634	869,014	Sep-2021
Foreign loans	LIBOR Sterling	3.93%	229,810	312,940	Dec-2019
FRN	US$	2.63%	—	216,134	Jan-2017
ECN	112% of CDI	15.95%	150,096	406,805	Dec-2018
	109% of CDI	15.50%	—	304,644	Oct-2018
	129,62% of CDI	18.69%	547,032	—	Jun-2023
	US$	3.79%	—	126,669	Jul-2016
Perpetual Notes	US$	8.25%	1,624,793	1,976,673	—
Resolution 4131	US$	3.08%	129,929	477,705	Oct-2020
	US$ + LIBOR	2.40%	398,076	471,045	Mar-2018
	US$ + LIBOR	2.00%	353,352	406,348	Nov-2016
Senior Notes Due 2018	Fixed	9.50%	170,280	875,376	Mar-2018
Senior Notes Due 2023	US$	5.00%	305,764	2,009,296	Mar-2023
Senior Notes Due 2027	US$	7.00%	1,655,650	—	Jan-2027
FINEP	Fixed	5.00%	123,166	137,133	Nov-2020
Trade banks	CDI + 3.50% p.a.	18.13%	—	205,781	Sep-2016
	CDI + 4.91% p.a.	19.73%	196,448	195,632	Jun-2019
	Fixed	20.98%	1,914	3,898	Jun-2016
Working capital	CDI + 2.50% p.a.	17.33%	388,619	388,203	Dec-2018
	CDI + 2.80% p.a.	17.50%	287,203	—	Dec-2018
	US$ + LIBOR	4.45%	84,108	100,121	Sep-2021
	CDI + 0.28% p.m.	18.02%	15,035	25,004	Dec-2016
	121.10% of CDI	17.37%	5,013	10,144	Nov-2016
	118% of CDI	—	25,331	17,764	Oct-2016
Prepayment	US$ + LIBOR	3.65%	55,164	—	Apr-2017

			12,419,991	14,703,813
Debentures
Convertible debentures	URTJLP	9.01%	—	2,592	Jun-2016
Non-convertible debentures	CDI + 2.05% p.a	16.47%	148,040	1,431,607	Mar-2018
	CDI + 1.30% p.a.	15.61%	298,972	775,228	Oct-2017
	CDI + 3.50% p.a.	18.12%	2,321,303	—	Jun-2023
	IPCA	18.79%	529,539	594,157	Dec-2025
	108% of CDI	15.34%	526,379	526,285	Jul-2018
	IPCA	16.53%	634,732	484,246	Sep-2020
	Fixed	13.13%	163,834	161,175	Oct-2020
	CDI	15.17%	129,963	119,785	Sep-2019
	% of net revenue	—	959	30,315	—

			4,753,721	4,125,390
Total			17,173,712	18,829,203

Current			2,304,564	2,775,510

Non-current			14,869,148	16,053,693

(i)	TJLP and URTJLP are long-term interest rates on BNDES (Brazilian National Economic and Social Development Bank) loans. Selic is the benchmark interest rate set by the Brazilian Central Bank. CDI is a benchmark interbank lending rate in Brazil. IPCA is a benchmark consumer price index.
(ii)	As at June 30, 2016.

Cosan Limited

Notes to the consolidated financial statements

For the three and six month periods ended June 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

On June 9, 2016, it was issued Senior Notes in the international market in accordance with the “Regulation S” and “144A” in the amount of US$ 500 million, which are subject to interest at 7% pa The funds were used for partial repayment of Senior Note 2018 and Senior Note 2023. During the term of the permit, the Company must maintain the net debt divided by EBITDA, and other financial covenants.

On July 11, 2016 the Cosan Luxembourg S.A. (“Cosan Lux”) issued an additional U.S.$150,000,000 principal amount of its 7% Senior Notes due 2027. The Bonds are additional securities issued pursuant to the provisions of the indenture, dated as of June 20, 2016, among the Issuer, Cosan S.A. and Deutsche Bank Trust Company Americas, as Trustee (the “Trustee”), and an officers’ certificate to be dated July 18, 2016.

On June 28, 2016 the subsidiary “Rumo” completed the structure of part of the debt reprofiling of Rumo and its subsidiaries maturing in 2016, 2017 and 2018 in the amount of R$ 2,925,647, with changes to certain terms and conditions, or hiring new working capital instruments. As a result of the operation were issued Debentures not convertible into shares maturing in 2023 and carried out contractual amendment of certain debts which extended the maturity to start from 2019.

The carrying amounts of loans, borrowings and debentures are denominated in the following currencies:

	June 30, 2016	December 31, 2015
Brazilian Real	11,681,432	11,863,258
US Dollar	5,262,470	6,653,005
Pound Sterling	229,810	312,940

	17,173,712	18,829,203

Financial Covenants

The Company and its subsidiaries are subject to certain restrictive financial covenants set forth in existing loans, financing and debentures agreements in relation to certain financial and non-financial indicators. Financial ratios are: (i) consolidated net comprehensive debt (Bank loans, bonds, leases, certificates of real estate receivables net of cash and cash equivalents, marketable securities and derivative instruments)/ EBITDA; (ii) EBITDA / consolidated financial results (considers only interest on debentures, loans / financing and derivative activities); (iii) equity / net assets, being item (iv) applicable only to BNDES. Except for BNDES, whose measurement is required annually, a quarterly measurement is required on the reporting date, using the consolidated financial statements.

Except for BNDES, whose new net comprehensive debt indicators / EBITDA and ICD are yet to be set, all other creditors have agreed to a ratio of up to 5.5x net comprehensive debt / EBITDA. If the negotiations with BNDES require a lower leverage ratio, such ratio will be extended to all other creditors with equivalent covenants conditions. On June 30, 2016, quarterly financial covenants were met within the new established standards.

Cosan Limited

Notes to the consolidated financial statements

For the three and six month periods ended June 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

As at June 30, 2016, the Company and its subsidiaries were in compliance with all debt financial covenants.

17	Leases

Finance lease liabilities

Finance lease liabilities are payable as follows:

	June 30, 2016				December 31, 2015
	Less than one year	Between one and five years	More than five years	Total	Total
Future minimum lease payments	715,848	1,088,420	389,893	2,194,161	2,196,200
Rolling stock	685,058	995,009	280,097	1,960,164	1,953,414
Terminal	23,861	86,408	109,796	220,065	232,148
Other	6,929	7,003	—	13,932	10,638
Interests	(175,682)	(276,032)	(91,581)	(543,295)	(454,499)
Rolling stock	(158,556)	(229,812)	(64,796)	(453,164)	(357,416)
Terminal	(15,726)	(45,165)	(26,785)	(87,676)	(96,069)
Other	(1,400)	(1,055)	—	(2,455)	(1,014)

Present value of minimum lease payments	540,166	812,388	298,312	1,650,866	1,741,701

Current				540,166	539,615

Non-current				1,110,700	1,202,086

Leases have various expiration dates, the last maturing in June 2043. The amounts are updated annually by Brazilian market price index (Índice Geral de Preços do Mercado-IGPM) plus TJLP (Long-Term Interest Rate) or CDI.

Operating leases

As of June 30, 2016, the future minimum lease payments under non-cancellable leases are as follows:

	June 30, 2016	December 31, 2015
Future minimum lease payments
Less than one year	11,484	22,788
Between one and five years	21,181	24,364
More than five years	11,330	13,528

	43,995	60,680

Cosan Limited

Notes to the consolidated financial statements

For the three and six month periods ended June 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The rentals are recognized as expenses (Note 26) on a straight-line basis over the life of the respective agreement.

18	Concessions payable

	Concessions payable		Judicial deposits
	June 30, 2015	December 31, 2015	June 30, 2015	December 31, 2015
Payables
Malha Sul	66,394	65,906	—	—
Malha Paulista	25,968	24,944	—	—

	92,362	90,850	—	—
Court Discussion
Malha Paulista	1,278,871	1,175,697	117,533	116,510
Malha Oeste	1,043,325	957,697	18,694	18,060

	2,322,196	2,133,394	136,227	134,570

Total	2,414,558	2,224,244	136,227	134,570

Current	27,569	20,205

Non-current	2,386,989	2,204,039

19	Trade payables

	June 30, 2016	December 31, 2015
Natural gas suppliers	1,363,620	1,489,552
Materials and service suppliers	681,507	627,067
Fuels suppliers	1,122	3,535
Judicial deposits(i)	(294,976)	(294,976)
Other	92,911	139,834

	1,844,184	1,965,012
Current	1,843,392	1,963,981

Non-current	792	1,031

(i)	On June 30, 2016, the balance of judicial discussion due to the fact of Petrobras is practicing different prices comparing to the market in gas supply is R$1,000,477, being the amount secured by judicial deposit R$294,976 and the amount guaranteed by bond R$705,501.

Cosan Limited

Notes to the consolidated financial statements

For the three and six month periods ended June 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

20	Other taxes payable

	June 30, 2016	December 31, 2015
ICMS—State VAT	89,946	73,692
Tax Amnesty and Refinancing Program—REFIS	51,262	56,041
COFINS—Revenue tax	35,407	23,080
INSS—Social security	7,974	7,483
PIS—Revenue tax	7,628	4,670
Other	42,243	39,901

	234,460	204,867
Current	187,384	153,540

Non-current	47,076	51,327

21	Income tax and social contribution

a)	Reconciliation of income and social contribution tax expenses:

	April 1, 2016 to June 30, 2016	January 1, 2016 to June 30, 2016	April 1, 2015 to June 30, 2015 (Restated)	January 1, 2015 to June 30, 2015 (Restated)
Profit before taxes	313,940	514,916	198,959	157,095
Income tax and social contribution at nominal rate (34%)	(106,740)	(175,071)	(67,646)	(53,412)
Adjustments to reconcile nominal to effective tax rate
Equity in earnings of investees (non-taxable income)	84,658	234,185	20,020	76,201
Differences in tax rates on earnings / losses of overseas companies	(58,885)	(102,969)	(19,727)	3,647
Differences in tax rates on entities under Brazilian presumed profits tax regime	5,610	7,953	4,784	11,144
Tax profit of the activity (operating income)	6,562	17,252	9,096	9,096
Stock options expenses	(1,002)	(2,005)	(996)	(1,992)
Interest on capital (net received)	(7,650)	(13,260)	—	(6,120)
Non-deductible expenses (donations, gifts, etc.)	(3,619)	(5,647)	1,044	(11,219)
Costs of issuing equity instruments	21,307	21,307	—	—
Tax losses not recorded	(6,377)	(70,150)	(27,348)	(27,422)
Other	(4,159)	(2,110)	(2,227)	(3,232)

Income tax and social contribution benefit (expense)—current and deferred	(70,295)	(90,515)	(83,000)	(3,309)

Effective rate—%	22.39	17.58	41.72	2.11

Cosan Limited

Notes to the consolidated financial statements

For the three and six month periods ended June 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Deferred income tax assets and liabilities:

	June 30, 2016				December 31, 2015
	Basis	Income taxes (25%)	Social contribution (9%)	Total income taxes (34%)	Total income taxes (34%)
Tax loss carry forwards
Income tax loss carry forwards	7,593,381	1,898,345	—	1,898,345	1,597,697
Social contribution tax loss carry forwards	7,649,187	—	688,427	688,427	580,269
Temporary differences
Foreign currency losses	1,647,598	411,900	148,284	560,184	937,281
Provision for judicial demands	1,109,848	277,462	99,886	377,348	354,730
Impairment	960,278	240,070	86,425	326,495	350,325
Business combination—Property, plant and equipment	596,416	149,104	53,677	202,781	246,757
Tax deductible goodwill	50,184	12,546	4,517	17,063	129,207
Gains or losses on actuarial liabilities	315,577	78,894	28,402	107,296	103,820
Allowance for doubtful accounts	462,451	115,613	41,621	157,234	95,015
Regulatory asset	217,352	54,338	19,562	73,900	76,764
Profit sharing	44,369	11,092	3,993	15,085	32,327
Concession contract	(34,072)	(8,518)	(3,066)	(11,584)	(12,552)
Assets held for sale	(121,556)	(2,431)	(1,313)	(3,744)	(1,255)
Business combination—Other fair value adjustments	(731,577)	(40,875)	(16,937)	(57,812)	(66,404)
Property, plant and equipment	(507,806)	(126,952)	(45,703)	(172,655)	(147,749)
Unrealized gains on derivatives instruments	(22,178)	(5,544)	(1,996)	(7,540)	(469,899)
Unrealized gains on investment properties	(1,976,172)	(39,523)	(21,343)	(60,866)	(62,069)
Gain on formation of joint ventures	(3,338,342)	(834,586)	(300,451)	(1,135,037)	(1,135,037)
(-) Valuation allowance	(5,016,942)	(1,254,235)	(451,525)	(1,705,760)	(1,526,639)
Business combination—Intangible assets	(11,224,197)	(2,806,049)	(1,010,178)	(3,816,227)	(3,839,323)
Other	542,750	139,738	50,279	190,017	275,782

Total net liability		(1,729,611)	(627,439)	(2,357,050)	(2,480,953)
Deferred income tax—Assets				1,655,441	1,698,611
Deferred income tax—Liabilities				(4,012,491)	(4,179,564)

Total net deferred taxes				(2,357,050)	(2,480,953)

c)	Changes in deferred income taxes, net:

At December 31, 2015—Net deferred tax liability	(2,480,953)
Recorded through income	129,654
Recorded through other comprehensive income	1,883
Business combinations	(27,505)
Other(i)	19,871

At June 30, 2016—Net deferred tax liability	(2,357,050)

(i)	Exchange variation effect due to conversion of invested balance abroad.

Cosan Limited

Notes to the consolidated financial statements

For the three and six month periods ended June 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

22	Provision for legal proceedings

	Provision for legal proceedings		Judicial deposits
	June 30, 2016	December 31, 2015	June 30, 2016	December 31, 2015
Tax	456,232	441,674	388,422	377,435
Civil, regulatory and environmental	337,332	284,344	185,740	181,180
Labor	460,000	467,913	132,939	121,609

	1,253,564	1,193,931	707,101	680,224

Changes in provision for legal proceedings:

	Tax	Civil, regulatory and environmental	Labor	Total
At December 31, 2015	441,674	284,344	467,913	1,193,931
Accruals	4,197	26,629	57,122	87,948
Write-off / Reversals	(4,457)	(12,450)	(87,215)	(104,122)
Indexation and interest charges	14,818	38,809	22,180	75,807

At June 30, 2016	456,232	337,332	460,000	1,253,564

Tax claims

a)	Judicial claims deemed to be probable losses, fully accrued

	June 30, 2016	December 31, 2015
Compensation with FINSOCIAL	262,073	255,022
State VAT—ICMS credits	82,352	79,417
INSS—Social security	60,481	57,916
PIS and COFINS	2,373	2,781
IPI—Excise tax credit—NT	1,115	1,105
Federal income taxes	329	329
Other	47,509	45,104

	456,232	441,674

Cosan Limited

Notes to the consolidated financial statements

For the three and six month periods ended June 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Judicial claims deemed as possible losses, and therefore not accrued

	June 30, 2016	December 31, 2015
ICMS—State VAT	1,974,161	1,904,253
Federal income taxes(i)	1,714,971	886,178
Foreign financial operation	948,668	911,942
PIS and COFINS—Revenue taxes	849,593	879,669
IRRF—Withholding tax	826,450	792,104
INSS—Social security and other	609,324	577,686
IPI—Excise tax credit—NT	494,722	484,606
Goodwill ALL	464,933	446,535
Penalties related to tax positions	376,393	258,391
Compensation with IPI—IN 67/98	125,933	123,522
MP 470—Tax installments	116,940	113,814
Intermodal	78,301	76,914
Stock option	59,861	57,554
Financial transactions tax on loan	52,343	49,844
Social security contributions	42,294	40,855
Compensation credit award	36,622	—
Other	974,494	952,651

	9,746,003	8,556,518

(i)	The tax contingencies relate to the tax assessments mainly in the Federal sphere assessed as possible losses by the legal counsel and management and, therefore, no reserve was required. Until the date of approval of the interim financial statements, the Company had knowledge of an assessment notice on goodwill amortization expense amounting possible is R$601,288. The tax assessment is questioned at the administrative level.

Civil, labor, regulatory and environmental

a)	Judicial claims deemed to be probable losses, fully accrued

•	Civil – refers mainly to compensation for material and moral damages, class actions for abstaining from straw burning sugarcane and execution of environmental nature.

•	Labor – represent labor claims filed by former employees and employees of service providers who question, among others, payment of overtime, night and dangerous, job reinstatement, compensation for accidents at work and reimbursement of discounts from payroll, such as confederative and assistance contributions, union dues and other.

•	Regulatory – mainly refers to fines and discussions with National Authority for Terrestrial Transport (ANTT).

•	Environmental – these amounts derive from assessments made by the Environmental Sanitation Technology Company (CETESB-SP), Brazilian Institute of Environment and Natural Resources (IBAMA) and Environment Municipal Departments related to soil contamination and water by the overflow of products and non-compliance with conditions imposed by such operating license. In all cases, measures are being taken to reduce the existing liabilities, as well as repair and prevention measures.

Cosan Limited

Notes to the consolidated financial statements

For the three and six month periods ended June 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Judicial claims deemed as possible losses, and therefore not accrued

The main civil and labor lawsuits, for which the unfavorable outcome is considered possible, are as follows:

	June 30, 2016	December 31, 2015
Civil	2,334,001	2,385,643
Labor	1,012,475	960,446
Regulatory	355,932	339,267
Environmental	325,637	295,984

	4,028,045	3,981,340

23	Shareholders’ equity

a)	Share capital

As of June 30, 2016, Cosan Limited’s share capital is composed of the following:

Shareholders—Common shares	Class A and / or BDRs	%	Class B1 shares	%
Queluz Holdings Limited	9,933,168	5.70	66,321,766	68.85
Usina Costa Pinto S.A. Açúcar e Álcool	—	—	30,010,278	31.15
Gávea Investimentos Ltda.	17,126,127	9.82	—	—
Skagen AS	16,220,419	9.30	—	—
MSOR Participações S.A.	1,811,250	1.04	—	—
Other	123,267,875	70.70	—	—

Total shares outstanding	168,358,839	96.56	96,332,044	100.00

Treasury shares	5,996,502	3.44	—	—
Total	174,355,341	100.00	96,332,044	100.00

b)	Treasury shares

The Company holds 5,996,502 Class A treasury shares as of June 30, 2016 and December 31, 2015 with a market value of U.S.$6.76 per share at December 31, 2015 (U.S.$3.69 per share at December 31, 2015).

Cosan Limited

Notes to the consolidated financial statements

For the three and six month periods ended June 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

c)	Other comprehensive (loss) income

	December 31, 2015	Comprehensive (loss) income	June 30, 2016
Foreign currency translation effects	(468,350)	145,955	(322,395)
Loss on cash flow hedge in joint ventures and subsidiaries	(235,779)	(139,300)	(375,079)
Revaluation of investment properties reclassified from property, plant and equipment	190,735	—	190,735
Actuarial gain on defined benefit plan	28,032	—	28,032
Financial instrument with subsidiary	—	6,000	6,000
Changes in fair value of available for sale securities	6,748	(865)	5,883

Total	(478,614)	11,790	(466,824)

Attributable to:
Owners of the Parent	(478,207)	35,503	(442,704)
Non-controlling interests	(407)	(23,713)	(24,120)

	December 31, 2014	Comprehensive (loss) income	June 30, 2015
Foreign currency translation effects	(298,446)	(67,037)	(365,483)
Gain (loss) on cash flow hedge in joint ventures and subsidiaries	(10,574)	56,154	45,580
Revaluation of investment properties reclassified from property, plant and equipment	190,735	—	190,735
Actuarial (losses) gain on defined benefit plan	47,104	—	47,104
Changes in fair value of available for sale securities	(1,467)	3,299	1,832

Total	(72,648)	(7,584)	(80,232)

Attributable to:
Owners of the Parent	(165,618)	(25,242)	(190,860)
Non-controlling interests	92,970	17,658	110,628

Cosan Limited

Notes to the consolidated financial statements

For the three and six month periods ended June 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

24	Earnings per share

The following table sets forth the calculation of earnings per share for the period ended June 30, 2016 and 2015 (in thousands of Brazilian Reais, except per share amounts):

	April 1, 2016 to June 30, 2016	January 1, 2016 to June 30, 2016	April 1, 2015 to June 30, 2015 (Restated)	January 1, 2015 to June 30, 2015 (Restated)
Profit (loss) attributable to ordinary equity holders for basic earnings	26,362	157,671	(14,130)	2,973
Effect of dilution:
Dilutive effect of subsidiary’s stock option plan	(1,012)	(1,446)	(71)	(7)
Dilutive effect of put option	(15,601)	(15,601)	(15,601)	(15,601)

Profit attributable to ordinary equity holders adjusted for the effect of dilution	9,749	140,624	(29,802)	(12,635)

Weighted average number of shares outstanding	264,690,883	264,690,883	264,690,883	264,690,883
Basic earnings (loss) per share from continuing operations	R$0.10	R$0.60	(R$0.05)	R$0.01
Diluted earnings (loss) per share from continuing operations	R$0.04	R$0.53	(R$0.11)	(R$0.05)

The non-controlling interests of the indirect subsidiary Brado have the right to exercise a liquidity option provided for in the shareholders’ agreement signed on August 5, 2013. This option would exchange all Brado shares held by such minority shareholders by shares of ALL. The exchange ratio shall take into account the economic value for both Brado and ALL shares. At the Company’s exclusive discretion, an equivalent cash payment is also possible.

The stock option plan is out of money, so, the exercise price of the options granted is much higher than the average stock price during the period. These financial instruments have antidilutive effects in the periods presented.

Cosan Limited

Notes to the consolidated financial statements

For the three and six month periods ended June 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

25	Financial results

	April 1, 2016 to June 30, 2016	January 1, 2016 to June 30, 2016	April 1, 2015 to June 30, 2015	January 1, 2015 to June 30, 2015
Cost of gross debt
Interest on debt	(376,459)	(809,666)	(349,872)	(527,356)
Exchange and monetary variations	490,033	999,744	99,125	(593,641)
Derivatives	(758,722)	(1,458,848)	(219,852)	400,904
Amortization of borrowing costs	(62,509)	(62,509)	—	—
Discounts obtained from financial operations	85,274	85,274	—	—
Guarantees and warranties on debt	(9,504)	(22,978)	(5,590)	(11,337)

	(631,887)	(1,268,983)	(476,189)	(731,430)
Income from financial investment	152,128	271,303	92,968	141,845

Cost of debt, net	(479,759)	(997,680)	(383,221)	(589,585)

Other charges and monetary variations
Monetary variation on leases and concessions agreements	(72,174)	(145,582)	(53,691)	(53,691)
Monetary restatement and interest on leases	(51,389)	(102,094)	(22,217)	(22,217)
Interest on other receivables	63,271	133,511	17,762	31,214
Interest on other liabilities	(170,939)	(357,297)	(114,646)	(197,884)
Bank charges	(63,814)	(110,741)	(41,200)	(57,017)
Other	26,140	26,466	(11,693)	21,851

	(268,905)	(555,737)	(225,685)	(277,744)

Financial results, net	(748,664)	(1,553,417)	(608,906)	(867,329)

Reconciliation
Finance expense	(843,207)	(1,719,946)	(649,236)	(940,848)
Finance income	329,722	580,495	121,976	191,747
Foreign exchange losses, net	534,151	1,059,505	98,058	(493,756)
Derivatives	(769,330)	(1,473,471)	(179,704)	375,528

Financial results, net	(748,664)	(1,553,417)	(608,906)	(867,329)

Cosan Limited

Notes to the consolidated financial statements

For the three and six month periods ended June 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

26	Other (expense) income, net

	April 1, 2016 to June 30, 2016	January 1, 2016 to June 30, 2016	April 1, 2015 to June 30, 2015	January 1, 2015 to June 30, 2015
Settlement of pre-existing relationship with business combinations	—	—	29,838	29,838
Insurance reimbursement income	418	7,568	5,739	8,244
Rental income	831	1,216	1,952	2,121
Cost related to internal organization and prospective acquisitions	—	—	(105)	(101,364)
Changes in the fair value of investment properties	8,822	8,532	8,842	23,162
Loss on disposal of non-current assets	(2,732)	(9,226)	(1,377)	(2,659)
Provisions for legal proceedings	(38,322)	(76,191)	(10,025)	(24,143)
Other	10,898	10,450	3,055	3,397

	(20,085)	(57,651)	37,919	(61,404)

27	Financial instruments

Financial risk management

Overview

The Company is exposed to the following risks related to the use of financial instruments:

•	Credit risk;
•	Liquidity risk; and
•	Market risk.

This note presents information about the exposure of the Company and its subsidiaries to the above risks, as well as the objectives of the Company’s risk management policies, these policy and processes for the assessment and management of risks.

Cosan Limited

Notes to the consolidated financial statements

For the three and six month periods ended June 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The carrying amount of financial assets and financial liabilities are as follows:

	June 30, 2016	December 31, 2015
Assets
Fair value through profit or loss
Investment funds	1,837,245	2,244,427
Marketable securities	1,850,353	605,490
Other financial assets	141,064	144,208
Derivate financial instruments	1,002,919	2,430,296

	4,831,581	5,424,421
Loans and receivables
Cash and cash equivalents	706,789	1,261,397
Trade receivables	1,112,722	964,978
Retricted cash	189,159	258,183
Receivables from related parties	293,635	296,574
Dividends receivable	14,205	12,064

	2,316,510	2,793,196
Total	7,148,091	8,217,617

Liabilities
Liabilities amortized cost
Loans, borrowings and debentures	13,489,097	13,895,414
Leases	1,650,866	1,741,701
Advances on real state credits	242,165	285,006
Trade payables	1,844,184	1,965,012
Other financial liabilities	195,810	236,698
Payables to related parties	208,773	204,080
Contingent consideration	141,352	217,377
Dividends payable	38,061	39,934
Tax installments—REFIS	51,262	56,041
Preferred shareholders payable in subsidiaries	1,973,074	2,042,878

	19,834,644	20,684,141
Fair value through profit or loss
Loans, borrowings and debentures	3,684,615	4,933,789
Post-employment benefits	354,595	344,447
Derivative financial instruments	840,393	742,498

	4,879,603	6,020,734
	24,714,247	26,704,875

During the period there was no reclassification between categories, fair value through profit or loss, loans and receivables and liabilities at the amortized cost presented above.

Cosan Limited

Notes to the consolidated financial statements

For the three and six month periods ended June 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Risk management structure

As at June 30, 2016 and December 31, 2015, the fair values relating to transactions involving derivative financial instruments to protect the Company’s risk exposure were using observable inputs such as quoted prices in active markets, or discounted cash flows based on market curves, and are presented below:

	Notional		Fair value
	June 30, 2016	December 31, 2015	June 30, 2016	December 31, 2015
Exchange rate derivatives
Forward agreements	1,947,859	2,058,190	(207,240)	46,247
Interest rate and exchange rate risk
Swap agreements (interest rate)	1,831,966	1,083,526	10,295	(107,230)
Cross currency interest rate swaps	2,876,487	4,629,948	359,471	1,748,781

	4,708,453	5,713,474	369,766	1,641,551
Total financial instruments			162,526	1,687,798

Assets			1,002,919	2,430,296

Liabilities			(840,393)	(742,498)

Credit risk

	June 30, 2016	December 31, 2015
Cash and cash equivalents(i)	2,544,034	3,505,824
Trade receivables(ii)	1,112,722	964,978
Other financial assets(ii)	141,064	144,208
Derivative financial instruments(i)	1,002,919	2,430,296
Marketable securities (i)	1,850,353	605,490
Restricted cash (i)	189,159	258,183
Dividends receivable	14,205	12,064

	6,854,456	7,921,043

(i)	The cash and cash equivalents are held with bank and financial institution counterparties, which are rated BB to AAA.

The credit risk on cash and cash equivalents, marketable securities, other financial assets and derivative financial instruments are determined by rating instruments widely accepted by the market and are arranged as follows:

	June 30, 2016	December 31, 2015
AAA	529,336	1,473,089
AA+	1,645,741	—
AA	2,289,827	4,068,000
A	1,205,756	357,399
BB	—	207,097
BBB	56,869	580,233

	5,727,529	6,685,818

(ii)	Customer credit risk is managed by each business unit subject to the Company’s established policy, procedures and control relating to customer credit risk management. Credit quality of the customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined in accordance with this assessment. Outstanding customer receivables are regularly monitored and any shipments to major customers are generally covered by letters of credit or other forms of credit insurance.

Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed on an annual basis and may be updated throughout the year. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure to make payments. The Company’s maximum exposure to credit risk for the components of the statement of financial position is the carrying amounts as illustrated in Note 16. The Company’s maximum exposure for financial guarantees and financial derivative instruments are as below.

Cosan Limited

Notes to the consolidated financial statements

For the three and six month periods ended June 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. As mentioned in Note 1, Management has been working on measures to enable the Company to honor its Commitments.

The non-derivative financial liabilities of the Company sorted by due dates (based on undiscounted cash flows contracted) are as follows:

	June 30, 2016					December 31, 2015
	Up to 1 year	1 - 2 years	3 - 5 years	More than 5 years	Total	Total
Loans, borrowings and debentures	(3,609,337)	(5,152,307)	(10,474,269)	(8,645,085)	(27,880,998)	(29,450,102)
Trade payables	(1,843,392)	(792)	—	—	(1,844,184)	(1,965,012)
Other financial liabilities	(195,810)	—	—	—	(195,810)	(236,698)
REFIS	(13,392)	(11,786)	(16,510)	(14,511)	(56,199)	(64,529)
Leases	(690,784)	(447,059)	(665,174)	(365,882)	(2,168,899)	(2,132,455)
Real estate credits certificates	(138,824)	(128,862)	(45,376)	—	(313,062)	(382,559)

	(6,491,539)	(5,740,806)	(11,201,329)	(9,025,478)	(32,459,152)	(34,231,355)

Market risk

Market risk is the risk that changes in market prices – such as foreign exchange rates, interest rates and equity prices – will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Company uses derivatives to manage market risks. All such transactions are carried out within the guidelines set by the Risk Management Committee. Generally, the Company seeks to apply hedge accounting to manage volatility in profit or loss.

Cosan Limited

Notes to the consolidated financial statements

For the three and six month periods ended June 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

a)	Foreign exchange risk

As at June 30, 2016 and December 31, 2015, the Company and its subsidiaries had the following net exposure to the exchange rate variations on assets and liabilities denominated in Brazilian Reais:

	June 30, 2016		December 31, 2015
	R$	US$	R$	US$
Cash and cash equivalents	183,651	57,216	256,003	65,561
Trade receivables	19,651	6,122	18,227	4,668
Advances to suppliers	67,576	21,053	85,155	21,808
Trade payables	(68,924)	(21,473)	(15,894)	(4,070)
Loans, borrowings and debentures	(5,854,184)	(1,823,846)	(6,653,006)	(1,703,802)
Advances from clients	—	—	(1,701)	(436)
Contingent consideration	(35,638)	(11,103)	(65,064)	(16,663)
Derivative financial instruments	4,824,346	1,503,150	6,688,138	1,712,799

Foreign exchange exposure, net	(863,522)	(268,881)	311,858	79,865

Sensitivity analysis on changes in foreign exchange rates:

The probable scenario was defined based on the U.S. Dollar market rates as at June 30, 2016, which determines the fair values of the derivatives at that date. Stressed scenarios (positive and negative effects, before tax effects) were defined based on changes of a 25% and 50% to the U.S. Dollar exchange rates used in the probable scenario.

Based on the financial instruments denominated in U.S. Dollars at June 30, 2016, the Company performed a sensitivity analysis by increasing and decreasing the exchange rate for R$/US$ by 25% and 50%. The probable scenario considers the estimated exchange rates at the due date of the transactions for the companies with functional currency Real (positive and negative, before tax effects), as follows:

	Exchange rate sensitivity analysis (R$/US$)
	June 30, 2016	Scenario
		Probable	25%	50%	-25%	-50%
USD	3.2098	3.5376	4.4220	5.3064	2.6532	1.7688

Cosan Limited

Notes to the consolidated financial statements

For the three and six month periods ended June 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Considering the above scenario the profit or loss would be impacted as follows:

		Variation scenario
Instrument	Risk factor	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	USD fluctuation	18,702	69,160	119,617	(31,756)	(82,213)
Trade receivables	USD fluctuation	2,007	7,421	12,836	(3,408)	(8,822)
Advances to suppliers	USD fluctuation	7,063	25,723	44,382	(11,597)	(30,257)
Trade payables	USD fluctuation	(7,039)	(26,030)	(45,020)	11,952	30,943
Exchange rate derivatives(i)	USD fluctuation	198,924	735,620	1,272,316	(337,771)	(874,467)
Exchange rate and interest derivatives(i)	USD and CDI fluctuation	487,685	1,803,454	3,119,223	(828,083)	(2,143,852)
Loans, borrowings and debentures	USD fluctuation	(597,857)	(2,210,866)	(3,823,875)	1,015,153	2,628,162
Contingent consideration	USD fluctuation	(3,640)	(13,459)	(23,278)	6,180	15,999

Impacts on profit or loss		105,845	391,023	676,201	(179,330)	(464,507)

(i)	For sensitivity analysis, it’s only considered exchange rate swaps for Notional.

b) Interest rate risk

The Company and its subsidiaries monitor the fluctuations in variable interest rates in connection with its borrowings, especially those that accrue interest using LIBOR, and uses derivative instruments in order to minimize variable interest rate fluctuation risks.

Sensitivity analysis on changes in interest rates:

A sensitivity analysis on the interest rates on loans and borrowings in compensation for the CDI investments with pre-tax increases and decreases of 25% and 50% is presented below:

	June 30, 2016
Exposure interest rate(i)	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	267,963	66,991	133,981	(66,991)	(133,981)
Marketable securities	230,975	57,744	115,488	(57,744)	(115,488)
Other financial assets	18,564	4,641	9,282	(4,641)	(9,282)
Leases	(121,446)	(30,361)	(50,976)	30,361	50,976
Advances on real state credits	(31,869)	(7,967)	(15,935)	7,967	15,935
Interest rate derivatives	10,295	(264,866)	(485,662)	322,079	723,670
Loans, borrowings and debentures	(1,474,927)	(368,732)	(737,464)	368,732	737,464

Impacts on profit or loss	(1,100,445)	(542,550)	(1,031,286)	599,763	1,269,294

Cosan Limited

Notes to the consolidated financial statements

For the three and six month periods ended June 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The probable scenario considers the estimated interest rate, as follows:

	Probable	25%	50%	-25%	-50%
SELIC	13.18%	16.48%	19.77%	9.89%	6.59%
CDI	13.16%	16.45%	19.74%	9.87%	6.58%
TJ462	8.50%	10.63%	12.75%	6.38%	4.25%
TJLP	7.50%	9.38%	11.25%	5.63%	3.75%
IPCA	5.98%	7.48%	8.97%	4.49%	2.99%
LIBOR	1.20%	1.50%	1.80%	0.90%	0.60%

Financial instruments fair value

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

•	The cash and cash equivalents, accounts receivable, trade receivables, trade payables and other current liabilities approximate their carrying amount largely due to the short-term maturity of these instruments.

•	The fair values of the quoted notes and bonds are based on price quotations at the reporting date. The fair value of unquoted instruments, loans from banks and other financial liabilities, obligations under finance leases, as well as other non-current financial liabilities is estimated by discounting future cash flows using rates currently available for debt on similar terms, credit risk and remaining maturities.

•	The market value of the Senior Notes Due 2018, 2023 and 2027 are listed on the Luxembourg Stock Exchange (Note 16) is based on their quoted market price as of June 30, 2016, of 94.99% (78.71% on December 31, 2015) and 94.54% (83.83% at December 31, 2015), respectively, of the face nominal value at June 30, 2016.

•	The fair value of Perpetual Notes listed on the Luxembourg Stock Exchange (Note 16) is based on their quoted market price as June 30, 2016 of 95.69% (79.64% at December 31, 2015) of the face value of obligations at June 30, 2016.

•	The fair value of other loans and financing, the respective market values substantially approximate the amounts recorded due to the fact that these financial instruments are subject to variable interest rates (Note 16).

•	The fair values of the remaining of assets held for sale are derived from quoted market prices in active markets.

The Company and its subsidiaries enter into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with observable market data refer mainly to interest rate swaps and foreign exchange forward contracts.

The fair value of derivative financial instruments is determined using valuation techniques and observable market data. The valuation techniques applied more often include pricing models and swaps contracts, with a present value calculation. The models consider various data, including counterparty credit quality, spot exchange rates, forward curves of interest rates and curves of the commodity term rates.

Cosan Limited

Notes to the consolidated financial statements

For the three and six month periods ended June 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The carrying amounts and fair value of financial assets and financial liabilities are as follows:

	Carrying amount		Assets and liabilities measured at fair value
	June 30, 2016	December 31, 2015	June 30, 2016		December 31, 2015
			Level 1	Level 2	Level 1	Level 2
Assets
Investment funds	1,837,245	2,244,427	—	1,837,245	—	2,244,427
Marketable securities	1,850,353	605,490	—	1,850,353	—	605,490
Other financial assets	141,064	144,208	—	141,064	—	144,208
Derivate financial instruments	1,002,919	2,430,296	—	1,002,919	—	2,430,296

Total	4,831,581	5,424,421	—	4,831,581	—	5,424,421

Liabilities
Loans, borrowings and debentures	(3,684,615)	(4,933,789)	—	(3,684,615)	—	(4,933,789)
Post-employment benefits	(354,595)	(344,447)	—	(354,595)	—	(344,447)
Derivative financial instruments	(840,393)	(742,498)	—	(840,393)	—	(742,498)

Total	(4,879,603)	(6,020,734)	—	(4,879,603)	—	(6,020,734)

Hedge accounting – Fair value

Currently the Company has adopted the fair value hedge for some of its operations that both the hedging instruments and the hedged items are accounted for at fair value through profit or loss. Operations and accounting effects of this adoption are as follows:

	Debt	Derivative	Total
At December 31, 2015	2,522,772	(822,586)	1,700,186
Interest amortization	(62,455)	251,685	189,230
Fair value	(339,068)	467,073	128,005

At June 30, 2016	2,121,249	(103,828)	2,017,421

Capital management

The Company’s policy is to maintain a robust capital base to promote the confidence of investors, creditors and the market, and to ensure the future development of the business. Management monitors that the return on capital is adequate for each of its businesses.

Cosan Limited

Notes to the consolidated financial statements

For the three and six month periods ended June 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

28	Post-employment benefits

	June 30, 2016	December 31, 2015
Futura	48,410	48,414
Futura II	263	335
COMGÁS	305,922	295,698

	354,595	344,447

During the period ended June 30, 2016, the expense recognized in relation to the actuarial contributions was R$13,946 (R$13,331 for the six month period ended June 30, 2015).

29	Share-based payment

The vesting period and share options outstanding at the end of the period are as follows:

Share option programs	Expected life (years)	Interest rate	Expected volatility	Number of instruments on June 30, 2016			Market price on grant date	Exercise price at June 30, 2016	Fair value at grant date - R$(i)
				Granted	Exercisable options	Outstanding
August 18, 2011 (A)	1 to 5	12.39%	31.44%	4,825,000	840,000	2,206,250	22.98	26.50	6,80
August 18, 2011 (B)	1 to 10	12.39%	30.32%	5,000,000	1,080,000	4,080,000	22.98	26.50	8,15
December 12, 2012 (C)	1 to 5	8.78%	31.44%	700,000	372,000	652,000	39.80	46.42	10.10
April 24, 2013	5	13.35%	27.33%	970,000	—	930,000	46.51	53.21	17,95
April 25, 2014	5	12.43%	29.85%	960,000	—	930,000	37.10	43.29	15,67
August 31, 2015	5	14.18%	33.09%	759,000	—	759,000	18.15	19.68	7.67
October 2, 2015	5	15.66%	62.94%	4,485,238	—	4,205,238	6.30	7.86	2.83

				17,699,238	2,292,000	13,762,488

(i)	The fair value of the employee share options has been measured using the Black-Scholes formula.

The number and weighted-average exercise prices of share options under the share option programs were as follows:

	Number of options	Weighted-average exercise price -R$
At December 31, 2015	13,876,238	24.22
Cancellation or settlements	(70,000)	—
Share options exercised	(43,750)	26.50

At June 30, 2016	13,762,488	24.31

***

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2016

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins Title: Chief Financial Officer